     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998


                                                      REGISTRATION NO. 333-53437

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933

                                 OM GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)

                                   52-1736882
                      (I.R.S. Employer Identification No.)

                                50 PUBLIC SQUARE
                              3800 TERMINAL TOWER
                           CLEVELAND, OHIO 44113-2204
                                 (216) 781-0083
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                               ------------------
                                JAMES M. MATERNA
                     50 PUBLIC SQUARE, 3800 TERMINAL TOWER
                           CLEVELAND, OHIO 44113-2204
                                 (216) 781-0083
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                               ------------------

                                   Copies to:

              CAROLYN J. BULLER, ESQ.                              E. WAIDE WARNER, JR.
         SQUIRE, SANDERS & DEMPSEY L.L.P.                          DAVIS POLK & WARDWELL
                  4900 KEY TOWER                                   450 LEXINGTON AVENUE
                 127 PUBLIC SQUARE                               NEW YORK, NEW YORK 10017
            CLEVELAND, OHIO 44114-1304

                               ------------------
    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
        TITLE OF EACH CLASS OF            AMOUNT TO BE        PROPOSED MAXIMUM           PROPOSED MAXIMUM           AMOUNT OF
     SECURITIES TO BE REGISTERED        REGISTERED(1)(2)   OFFERING PRICE PER UNIT  AGGREGATE OFFERING PRICE(3)  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock per value $0.01 per
  share...............................      2,012,500              $41.625                $83,770,312.50            $24,712.24
=================================================================================================================================

(1) Includes 262,500 shares of Common Stock that may be issued by the Company upon the exercise of the over-allotment option granted to the Underwriters.
(2) Includes associated rights pursuant to the Company's Stockholders' Rights Agreement (Exhibit 1 to the Company's Current Report on Form 8-K filed on December 5, 1996).
(3) Calculated in accordance with Rule 457(c) on the basis of the average of the high and low prices per share as reported on the New York Stock Exchange on May 18, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 11, 1998

PROSPECTUS
          , 1998
                                1,750,000 SHARES

                                [OM GROUP LOGO]

                                 OM GROUP, INC.

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by OM Group, Inc. (the "Company"). The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "OMP." On June 10, 1998, the closing sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $42.375 per share. See "Price Range of Common Stock and Dividends."


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                                      PRICE        UNDERWRITING        PROCEEDS
                                                     TO THE       DISCOUNTS AND         TO THE
                                                     PUBLIC       COMMISSIONS(1)      COMPANY(2)
--------------------------------------------------------------------------------------------------
Per Share........................................            $               $                   $
Total(3).........................................  $                $                $
--------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $300,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 262,500 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the
    Company, will be $                      , $                      and
    $                      , respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York, on or about                ,
1998.

DONALDSON, LUFKIN & JENRETTE

         SECURITIES CORPORATION


                                    MERRILL LYNCH & CO.


                                FIRST ANALYSIS SECURITIES CORPORATION

                                   [OMG LOGO]

               [VERTICAL INTEGRATION PROCESS CAPABILITIES CHART]

        RAW                                            Concentrates
     MATERIALS                                             Slags
     ---------                                       Recycled Materials
                                                          Other
                                                              |
    EXTRACTION                                       Kokkola, Finland
      PROCESS                                         St. George, UT
      -------                                                 |
                                                       North America
                                                       -------------
                                                Research Triangle Park, NC
                                                        Franklin, PA
                                                       Johnstown, PA
                                                       St. George, UT
                                                        Newark, NJ
                                                     Belleville, Canada

                                                            Europe
                                                            ------                 <---      Other Salts
     PRODUCTION                                        Kokkola, Finland                      and Metals
      PROCESS                                          Ezanville, France
      -------
                                                         Asia Pacific
                                                         ------------
                                                          Singapore
                                                      Sarawak, Malaysia
                                                              |
PRODUCT LINES             __________________________________________________________________________
-------------            |                                    |                                     |
                       Metal                             Metal Salts                           Metal Powders
    __              Carboxylates                __           44%                            __     30%
   |                    26%                    |           of Sales                        |     of Sales
   |                 of Sales                  |                                           |
   |                                           |                                           |
   |                                           |                                           |
   |    Custom homogeneous catalysts           |                                           |
   |__  - Catalysts for petrochemicals         |__ Colorants for earthenware and glass,    |__ Bonding agents used to strengthen
   |    - Rubber adhesion catalysts            |   pigments, decolorizers, adhesives       |   cemented carbides in mining and
   |    - Urethane foam catalysts              |                                           |   machine cutting tools and drilling
   |                                           |__ Agents used to enhance recording        |
   |                                           |   quality of magnetic tapes               |   Raw material intermediates for
   |__  Oxidation catalysts to speed           |                                           |__ organic and inorganic chemicals,
   |    drying of paint and ink                |__ Catalysts to reduce sulfur dioxide      |   rechargeable batteries
   |                                           |   and nitrogen in petroleum               |
   |__  Catalysts to cure polyester resins     |                                           |__ Additives for diamond cutting
   |    used in fiberglass boats               |__ Agents for plating of steel for         |   tools
   |                                           |   corrosion protection                    |
   |__  Additives to improve performance       |                                           |__ Agents used to enhance formability
   |    of fuel oil and lubricants             |__ Catalysts for production of             |   and improve efficiency for
   |                                           |   synthetic fibers                        |   compacting and friction materials
   |__  Heat stabilizers for flexible PVC used |                                           |
        in vinyl flooring and medical tubing   |__ Antifouling agents for marine           |__ Solder pastes used to enhance joint
                                               |   paints and roofing materials                strength for circuit boards
                                               |__
                                                   Agents used to enhance the
                                                   performance of information
                                                   storage disks

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements and other information filed by the Company. The Commission's Internet address is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange ("NYSE"), and reports, proxy statements and other information concerning the Company are available for inspection and copying at the office of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 ("Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information regarding the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at the public reference facilities of the Commission at the addresses set forth above.

                           INCORPORATION BY REFERENCE

     The following documents filed with the Commission in accordance with the provisions of the Exchange Act are incorporated herein by reference:


     (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;


     (b) the description of the Company's Common Stock contained in the Registration Statement on Form S-1 (Registration No. 33-60444) filed with the Commission on April 1, 1993 and declared effective October 12, 1993;

     (c) the Company's Current Report on Form 8-K filed with the Commission on December 5, 1996 regarding the Company's Stockholders' Rights Agreement;

     (d) the Company's Proxy Statement filed with the Commission on March 26, 1998;

     (e) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

     (f) the Company's Current Report on Form 8-K filed with the Commission on February 10, 1998 regarding the acquisition of Auric Corporation.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Ms. Kristine Marks, Manager of Investors Relations and Corporate Communications, OM Group, Inc., 50 Public Square, 3800 Terminal Tower, Cleveland, Ohio 44113-2204, telephone (216) 781-0083.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein. Prospective purchasers of Common Stock should carefully read this entire Prospectus and should consider, among other things, the matters set forth under "Risk Factors." Unless otherwise noted, all information in this Prospectus with respect to the Company's capital stock including share and per share amounts, does not include Common Stock that may be issued in connection with the exercise of the over-allotment option granted by the Company to the Underwriters.


                                  THE COMPANY

     The Company is a leading, vertically integrated producer and international marketer of value-added, metal-based specialty chemicals and powders. The Company applies proprietary technology to a wide variety of raw material feedstocks to manufacture and market the following three categories of metal-based specialty chemicals and powders--carboxylates, inorganic salts and powders. Carboxylates, salts and powders accounted for approximately 26%, 44% and 30% of the Company's net sales in 1997, respectively. The Company believes it is the world's leading producer of cobalt carboxylates, cobalt and nickel specialty inorganic salts and copper powders. The Company also believes that it is the world's second largest producer of cobalt extra-fine powders.

     The Company sells more than 400 specialty chemicals and powders for diverse applications in more than 25 industries. The Company serves over 1,500 customers with no single customer accounting for 10% or more of the Company's 1997 net sales. During 1997, approximately 50% of the Company's net sales were to customers in the Americas, 33% were to customers in Europe, and 17% were to customers in Asia Pacific. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are essential for superior product performance.


     The Company believes that it has successfully grown in recent years by accessing new product markets and leveraging core technologies and production capabilities to satisfy current market needs. The Company had net sales of $361.0 million, $388.0 million and $487.3 million in 1995, 1996 and 1997, respectively, and income from operations of $44.0 million, $51.4 million and $70.6 million in 1995, 1996 and 1997, respectively. Net income for 1995, 1996 and 1997 was $25.9 million, $30.0 million and $38.4 million, respectively.


COMPETITIVE STRENGTHS

     The Company benefits from the following competitive strengths:

- Market Leadership. As a result of its high quality products, technological capabilities and customer service and support, the Company has achieved a leading market position in the production of metal-based specialty chemicals and powders. The Company serves customers on a worldwide basis in over 50 countries with an international sales force of approximately 50 persons and 110 independent agents. This sales presence, combined with the Company's manufacturing facilities in North America, Europe and Asia Pacific, enables the Company to respond promptly to customer needs on a worldwide basis.


- Raw Materials Supply. Through its long-term relationships with its suppliers and its purchasing power as the world's largest purchaser of cobalt, the Company has been able to achieve reliability of supply for its customers. The Company presently has contracted for the majority of its anticipated cobalt needs through the year 2000. Additionally, the Company's ability to process a variety of low-grade feedstocks provides enhanced supply reliability.


- Production Capability. The Company's manufacturing plants, all of which have received ISO 9002 certification, are capable of efficiently producing a broad range of specialty chemicals and powders. The Company's refining capabilities give it the flexibility to work with a variety of raw materials. The technical capabilities of the Finnish and Utah facilities, in addition to the Company's project to construct a smelter in the Democratic Republic of Congo, permit the Company to transform low-grade feedstocks, such as cobalt slag, concentrates and recycled materials, to high quality finished products. The ability to convert and recycle these materials gives the Company a significant cost advantage in the marketplace and enables it to source many grades of feedstocks at competitive prices.

- New Product Development. The Company's research and new product development personnel in North America and Finland work closely with its customers to develop new products to meet changing industry needs and customer requirements. The Company estimates that products introduced over the last five years represented nearly 10% of the Company's 1997 net sales.

- Experienced Management. The Company's management has an average of over twenty years' experience in the chemical industry. This management team has consistently delivered strong operating performance and has successfully integrated the operations of acquired companies as demonstrated by increasing income from operations and net income in each of the last five fiscal years.

GROWTH STRATEGIES

     The Company believes that additional opportunities for earnings growth are available through the following:

- Targeting High Growth Applications. The Company targets applications that it believes have high growth potential for its products. For example, the Company's cobalt and nickel products are incorporated in rechargeable batteries; its stainless steel powders are used in automotive pressed metal parts; and, through its recent acquisition of Auric Corporation ("Fidelity"), the Company's electroless nickel products are used in the manufacture of memory disks for computers and other information storage devices.

- Focusing on Value-Added Products. The Company focuses on increasing sales of value-added products through its research, technology and customer driven focus. For example, the Company has increased its sales of cobalt extra-fine powders and created market opportunities in tungsten powder by applying its recycling technology to the needs of its customers in the hard metal tool industry.

- Expanding Sales of Existing Products to Additional Markets. The Company seeks to reach additional markets for its existing products by expanding its geographical presence through a growing international sales force. The Company also seeks cross-selling opportunities across its broad customer base.

- Pursuing Strategic Acquisitions. The Company selectively pursues acquisitions that are complementary to its existing product lines, markets and geographic presence and that leverage its current technology and production capabilities in metal-based chemicals and powders. For example, the acquisitions of SCM and Fidelity leverage the Company's capabilities in metal powders and nickel-based chemicals, respectively.

- Supporting Market Opportunities through Internal Investment. The Company expands capacity and production capability to take advantage of growing and newly emerging markets. Its current investments include expanding capacity and production capability in a number of cobalt and copper-based products.

                               RECENT DEVELOPMENTS

  ACQUISITIONS

     The Company completed the following acquisitions in the first quarter of 1998 that leverage its current technology and production capabilities:


     On January 30, 1998, the Company acquired Fidelity (the "Fidelity Acquisition"). The total consideration paid by the Company for Fidelity was $80.0 million. Fidelity is a leading producer of electroless nickel for memory disks and also produces electroplating chemicals and metal concentrates used in metal finishing and other specialty applications. The use of electroless nickel is forecasted to grow rapidly both in the hard disk industry and in general industrial applications, primarily because of the increasing demand for information storage devices. Fidelity's state of the art technology and existing customer base make it well-positioned to capitalize on these market opportunities. In addition, Fidelity provides the Company with the ability to leverage its existing nickel sulphate production. For the fiscal year ended September 30, 1997, Fidelity had revenues of approximately $48 million.

     In February 1998, the Company acquired Dussek Campbell Limited ("Dussek") for approximately $13 million (the "Dussek Acquisition" and, together with the Fidelity Acquisition, the "Acquisitions"), a Canadian manufacturer of metal carboxylates with product lines similar to those of the Company. For the fiscal year ended December 31, 1997, Dussek had revenues of approximately $12 million. The Company believes that Dussek will enable it to expand its customer base and allow it to serve its existing customers more efficiently.



     In connection with the foregoing Acquisitions, which were accounted for as purchases, the Company's revolving credit facility was increased from $180.0 million to $250.0 million in January 1998.



     In April 1998, the Company acquired the carbothermal reduction technology and assets of Dow Chemical Company for approximately $12.5 million, plus a conditional amount up to $20 million based upon the achievement of certain performance targets, which would be paid at the end of five years. This acquisition will complement the Company's present tungsten recycling capability investment, allow it to better serve its existing customer base in the hard metal tool industry, and provide for the possibility of expanding this technology to other metal powders and product applications.



                                  THE OFFERING


Common Stock offered by the Company...............  1,750,000 shares(1)

Common Stock outstanding after the Offering.......  23,840,331 shares(1)(2)

Use of Proceeds...................................  The net proceeds received by the Company from the
                                                    Offering will be used to
                                                    reduce indebtedness. See
                                                    "Use of Proceeds."

NYSE Symbol.......................................  OMP
------------------------------

(1) Excludes 262,500 shares that may be issued by the Company upon the exercise of the over-allotment option granted to the Underwriters. See
    "Underwriting."

(2) Excludes 1,299,571 shares of Common Stock reserved for issuance upon the exercise of stock options granted under the Company's stock option plans.

                         SUMMARY FINANCIAL INFORMATION


     The following table sets forth selected historical financial information of the Company as of and for each of the years ended December 31, 1995, 1996 and 1997 and as of and for the three months ended March 31, 1997 and 1998. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                   YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED
                               -------------------------------     -----------------------------------
                                1995        1996       1997(1)     MARCH 31, 1997    MARCH 31, 1998(2)
                               ------      ------      -------     --------------    -----------------
                                                                               (UNAUDITED)
                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales..................  $361.0      $388.0      $487.3          $110.1             $138.1
  Gross profit...............    74.6        84.0       117.4            26.6               34.6
  Selling, general and
     administrative
     expenses................    30.6        32.6        46.8            10.9               14.1
  Income from operations.....    44.0        51.4        70.6            15.7               20.5
  Other expense -- net.......    (5.5)       (7.0)      (12.6)           (3.4)              (3.7)
  Net income.................  $ 25.9      $ 30.0      $ 38.4          $  8.2             $ 11.2
  Net income per common
     share...................  $ 1.39      $ 1.61      $ 1.84          $ 0.44             $ 0.51
  Net income per common
     share -- assuming
     dilution................  $ 1.36      $ 1.56      $ 1.78          $ 0.43             $ 0.49
       % Growth..............    24.8%       14.7%       14.1%           16.2%              14.0%

BALANCE SHEET DATA:
  Total assets...............  $358.0      $443.5      $601.1          $593.0             $701.4
  Long-term debt(3)..........    89.8       109.3       170.3           259.3              284.4
  Stockholders' equity.......   161.4       185.3       301.2           191.9              309.8

OTHER DATA:
  Capital expenditures.......  $ 31.2      $ 28.1      $ 34.4          $  7.9             $ 16.4
  Depreciation and
     amortization............    13.7        15.8        21.2             5.0                6.5

PRODUCTS SOLD:
(millions of pounds)
  Carboxylates...............    39.7        43.1        50.3            11.7               14.4
  Salts......................    46.4        50.7        61.0            14.8               21.7
  Powders....................     2.4         2.9        38.6             7.9               10.8
                               ------      ------      ------          ------             ------
  Total......................    88.5        96.7       149.9            34.4               46.9
                               ======      ======      ======          ======             ======


---------------

(1) The Company acquired SCM Metal Products, Inc. ("SCM") on January 21, 1997.


(2) The Company completed the Fidelity Acquisition on January 30, 1998 and the Dussek Acquisition on February 3, 1998.


(3) Excludes current portion of long-term indebtedness.

                                  RISK FACTORS

     Prospective investors in the Common Stock should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters.

RAW MATERIAL PRICES AND SUPPLY

     The primary raw materials used by the Company in manufacturing products are cobalt, nickel and copper. The cost of raw materials fluctuates due to actual or perceived changes in supply and demand. Generally, the Company is able to pass through to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product and raw material prices.

     While nickel and copper are worldwide commodities and generally available, cobalt availability can be more uncertain. The Company's supply of cobalt has historically been sourced primarily from the Democratic Republic of Congo, Australia, Finland and Zambia. Although the Company has never experienced a material shortage of cobalt, production problems and political and civil instability in certain supplier countries may affect the supply and market price of cobalt. If a substantial interruption should occur in supply from a primary source, there is no assurance that the Company would be able to obtain as much cobalt from other sources as would be necessary to satisfy the Company's requirements at prices comparable to its current arrangements.

     The Company attempts to mitigate changes in prices and availability by maintaining adequate inventories and long-term supply relationships with a variety of producers. The Company presently has contracted for the majority of its anticipated cobalt needs through the year 2000. See "Risk Factors -- Foreign Country Operating Risks."

ENVIRONMENTAL MATTERS

     Manufacturers of specialty chemical products, including the Company, are subject to stringent laws and regulations relating to the storage, handling, disposal, emission and discharge of materials into the environment. Manufacturers of specialty chemicals, including the Company, have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, claims for personal injury, property damages or natural resource damages may be made by third parties or regulators. Annual environmental compliance costs of the Company were approximately $3.0 million in 1997. In addition, the Company anticipates capital expenditures of approximately $3.0 million in 1998 in connection with ongoing environmental compliance.

     Some risk of environmental liability is inherent in the nature of the Company's business and in the ownership and operation of real property, and there is no assurance that additional material environmental costs will not arise in the future. In addition, environmental considerations may affect customer acceptance of certain of the Company's products. Based on presently available information, however, the Company does not currently anticipate any material adverse effect on its results of operations, financial condition, or competitive position as a result of compliance with environmental requirements, environmental liability or the impact of environmental considerations on the marketability of its products. See "Business--Environmental Matters."

ACQUISITIONS AND JOINT VENTURES

     As part of its business strategy, the Company continues to pursue strategic acquisitions and joint ventures that would leverage its current technology and production capability for metal-based specialty chemicals and powders. Identifying and pursuing future acquisition and joint venture opportunities and integrating acquired products and businesses will require a significant amount of management time and skill. There can be no assurance that the Company will be able to identify suitable acquisition candidates, or finance (through available cash flow and/or additional debt or equity financing), consummate or assimilate such acquisitions.

FOREIGN EXCHANGE


     In addition to the United States, the Company has manufacturing and other facilities in Canada, Europe and Asia Pacific, and markets its products worldwide. Although most of the Company's raw material purchases and product sales are transacted in U.S. dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Accordingly, fluctuations in currency prices may affect the Company's operating results and net income. In order to partially hedge its balance sheet exposure to fluctuating rates, the Company enters into forward contracts to purchase Finnish Markka.


FOREIGN COUNTRY OPERATING RISKS


     In June 1997, the Company signed contracts as a partner with La Generale des Carrieres et des Mines and Groupe George Forrest S.A. to build a smelter in Lubumbashi, Democratic Republic of Congo. The Company's approximately $40 million share of the $80 million project will be funded over the two year construction period through cash generated by operations and the Company's credit facility. As of March 31, 1998, the Company has spent approximately $7 million in connection with this project. Annual production from this facility is estimated to contain approximately 5,000 metric tons of cobalt. The cost of the cobalt obtained will be based upon prevailing market prices as material is processed.


     The Company has also entered into a supply agreement with La Generale des Carriers et des Mines to purchase all of the concentrate produced by the Luiswishi mine in Shaba, Democratic Republic of Congo through 1999. Annual production from this facility is estimated to contain approximately 4,000 metric tons of cobalt and 8,000 metric tons of copper. The cost of the cobalt and copper obtained will be based upon prevailing market prices as material is processed.

     The Company is subject to a number of risks inherent in these international operations, including unexpected changes in regulatory requirements, the costs and burdens of complying with foreign laws, and political and economic instability. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's future results of operations.

CERTAIN ANTI-TAKEOVER EFFECTS


     The Company's certificate of incorporation and by-laws contain certain provisions that may be deemed to have anti-takeover effects. These provisions include a classified Board of Directors (the "Board"), the elimination of the ability of stockholders to act by written consent in lieu of a meeting and the ability of the Board to establish one or more series of preferred stock, having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the Board may fix, without further stockholder approval. In addition, in November of 1996, the Board adopted a Stockholders' Rights Plan pursuant to which the Board declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company. The Stockholders' Rights Plan and the other provisions discussed above may be deemed to have anti-takeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their Common Stock over the then market price of such shares.


                          FORWARD-LOOKING INFORMATION


     The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. The preceding discussion of risk factors and Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements relating to the business of the Company. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by such forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed in or implied by forward-looking statements made by or on behalf of the

Company: (a) the price and supply of raw materials, particularly cobalt, copper and nickel; (b) demand for metal-based specialty chemicals in the mature markets in the United States and Europe; (c) demand for metal-based specialty chemicals in Asia Pacific and other less mature markets, which geographic areas are an announced focus of the Company's activities; (d) the effect of non-currency risks of investing in and conducting operations in foreign countries, together with fluctuations in currency exchange rates upon the Company's international operations, including those relating to political, social, economic and regulatory factors; and (e) the availability and cost of personnel trained in Year 2000 modifications and the ability to locate and correct all relevant computer codes.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock, after the deduction of commissions payable to the Underwriters and other expenses of this Offering, are estimated to be approximately $70.1 million (approximately $80.7 million if the over-allotment option is exercised in full). The Company intends to utilize the net proceeds of the Offering to repay outstanding indebtedness under its revolving credit facility. The revolving credit facility, which matures in 2003, is with certain lenders led by National City Bank ("NCB") and has variable interest rates based upon, at the Company's option, either (i) NCB's base rate or (ii) LIBOR, plus a margin ranging from .40% to .80%.


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The Company's Common Stock began trading on the New York Stock Exchange ("NYSE") under the symbol "OMP" on December 4, 1996. Prior to that time, the Common Stock was traded on the Nasdaq National Market System ("Nasdaq") under the symbol "OMGI." The following table sets forth for the calendar quarters indicated the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape or Nasdaq, as the case may be, and the dividends per share paid in such quarters. The information provided below has been adjusted to give effect to the three-for-two split of the Company's Common Stock approved by the Board in November 1996. The last reported sale price of the Common Stock on the NYSE Composite Tape on June 10, 1998, was $42 3/8 per share.



                                                    PRICE RANGE
                                                     OF COMMON
                                                       STOCK          DIVIDENDS
                                                   -------------        PAID
                                                   HIGH      LOW      PER SHARE
                                                   ----      ---      ---------
YEAR ENDED DECEMBER 31, 1996:
  1st Quarter....................................  $25 1/8   $21 5/8    $0.07
  2nd Quarter....................................   28        24 1/2     0.07
  3rd Quarter....................................   27 3/8    22 3/4     0.07
  4th Quarter....................................   28 3/4    25 3/8     0.07

YEAR ENDED DECEMBER 31, 1997:
  1st Quarter....................................  $31 3/8   $26 1/4    $0.08
  2nd Quarter....................................   33 1/4    25 3/4     0.08
  3rd Quarter....................................   39 15/16  33 3/16    0.08
  4th Quarter....................................   41 1/4    35 1/16    0.08

YEAR ENDED DECEMBER 31, 1998:
  1st Quarter....................................  $46       $35 5/16   $0.09
  2nd Quarter through June 10, 1998..............   45 7/8    40 5/8     0.09

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of March 31, 1998, as adjusted to reflect the application of the net proceeds from the sale of the Common Stock as described under "Use of Proceeds." The following information should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.


                                                                     AS OF MARCH 31, 1998
                                                              ----------------------------------
                                                                                 AS ADJUSTED
                                                                 ACTUAL       FOR THE OFFERING
                                                              ------------   -------------------
                                                              (UNAUDITED)
                                                                        (IN MILLIONS)
Long-term debt:(1)
  Notes payable to banks....................................    $  224.0          $  153.9
  Notes payable to insurance companies......................        60.0              60.0
  Other.....................................................         0.6               0.6
                                                                --------          --------
     Total long-term debt...................................       284.6             214.5
                                                                --------          --------
Stockholders' equity:
  Preferred stock...........................................          --                --
  Common stock..............................................         0.2               0.2
  Capital in excess of par value............................       189.3             259.4
  Retained earnings.........................................       126.2             126.2
  Treasury stock............................................        (5.2)             (5.2)
  Foreign currency translation adjustments..................        (0.7)             (0.7)
                                                                --------          --------
     Total stockholders' equity.............................       309.8             379.9
                                                                --------          --------
Total capitalization........................................    $  594.4          $  594.4
                                                                ========          ========


---------------

(1) Includes current portion of long-term indebtedness of $0.2 million.

                            SELECTED FINANCIAL DATA


     Set forth below are selected historical financial data for the Company as of and for its last five fiscal years and as of and for the three months ended March 31, 1997 and 1998. This information should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                       THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               ----------------------
                                    ----------------------------------------------   MARCH 31,    MARCH 31,
                                     1993      1994      1995      1996    1997(1)     1997        1998(2)
                                    ------    ------    ------    ------   -------   ---------    ---------
                                                                                          (UNAUDITED)
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales.......................  $179.5    $251.3    $361.0    $388.0   $487.3     $110.1       $138.1
  Cost of products sold...........   133.7     190.7     286.4     304.0    369.9       83.5        103.5
                                    ------    ------    ------    ------   ------     ------       ------
  Gross profit....................    45.8      60.6      74.6      84.0    117.4       26.6         34.6
  Selling, general and
    administrative expenses.......    20.7      25.4      30.6      32.6     46.8       10.9         14.1
                                    ------    ------    ------    ------   ------     ------       ------
  Income from operations..........    25.1      35.2      44.0      51.4     70.6       15.7         20.5
  Other income (expense)
  Interest expense................    (3.9)     (3.2)     (5.5)     (7.5)   (13.4)      (3.7)        (4.0)
  Interest income.................     0.5       0.4       0.4       0.3      0.1        0.0          0.1
  Foreign exchange gain (loss)....     1.4      (1.4)     (0.4)      0.2      0.7        0.3          0.2
                                    ------    ------    ------    ------   ------     ------       ------
  Other income (expense), net.....    (2.0)     (4.2)     (5.5)     (7.0)   (12.6)      (3.4)        (3.7)
                                    ------    ------    ------    ------   ------     ------       ------
  Income before income taxes......    23.1      31.0      38.5      44.4     58.0       12.3         16.8
  Income taxes....................     7.7      10.3      12.6      14.4     19.6        4.1          5.6
                                    ------    ------    ------    ------   ------     ------       ------
  Net income......................  $ 15.4    $ 20.7    $ 25.9    $ 30.0   $ 38.4     $  8.2       $ 11.2
                                    ======    ======    ======    ======   ======     ======       ======
  Net income per common share.....  $ 0.97    $ 1.11    $ 1.39    $ 1.61   $ 1.84     $ 0.44       $ 0.51
  Net income per common share --
    assuming dilution.............  $ 0.95    $ 1.09    $ 1.36    $ 1.56   $ 1.78     $ 0.43       $ 0.49
  Dividends declared and paid per
    common share..................      --    $ 0.19    $ 0.24    $ 0.28   $ 0.32     $ 0.08       $ 0.09
OTHER DATA:
  Capital expenditures............  $  8.7    $ 19.7    $ 31.2    $ 28.1   $ 34.4     $  7.9       $ 16.4
  Depreciation and amortization...     9.6      10.7      13.7      15.8     21.2        5.0          6.5
PRODUCTS SOLD:
(millions of pounds)
  Carboxylates....................    32.7      37.0      39.7      43.1     50.3       11.7         14.4
  Salts...........................    36.3      42.9      46.4      50.7     61.0       14.8         21.7
  Powders.........................     1.0       1.6       2.4       2.9     38.6        7.9         10.8
                                    ------    ------    ------    ------   ------     ------       ------
  Total...........................    70.0      81.5      88.5      96.7    149.9       34.4         46.9
                                    ======    ======    ======    ======   ======     ======       ======


                                                  AS OF DECEMBER 31,                    AS OF MARCH 31,
                                    ----------------------------------------------   ----------------------
                                     1993      1994      1995      1996    1997(1)     1997        1998(2)
                                    ------    ------    ------    ------   -------   ---------    ---------
                                                                                          (UNAUDITED)
                                                                 (IN MILLIONS)
BALANCE SHEET DATA:
  Working capital.................  $ 75.1    $ 82.6    $147.0    $173.9   $224.1     $219.3       $260.6
  Total assets....................   217.3     278.0     358.0     443.5    601.1      593.0        701.4
  Long-term debt(3)...............    30.6      46.6      89.8     109.3    170.3      259.3        284.4
  Stockholders' equity............   124.9     141.2     161.4     185.3    301.2      191.9        309.8


---------------

(1) The Company acquired SCM Metal Products, Inc. ("SCM") on January 21, 1997.


(2) The Company completed the Fidelity Acquisition on January 30, 1998 and the Dussek Acquisition on February 3, 1998.


(3) Excludes current portion of long-term indebtedness.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The primary raw materials used by the Company in manufacturing its products are cobalt, nickel and copper. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are essential for superior product performance. Generally, the Company is able to pass along to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The timing and amount of such adjustments in its product prices depends upon the type of product sold and the inventories and market share positions of the Company and its competitors.

     Because certain of the Company's products are sold at a relatively fixed dollar amount over raw material costs, the Company's percentage gross margins can increase or decrease with increases or decreases in raw material prices. When raw material prices increase, percentage gross margins contract. Conversely, when raw material prices decrease, percentage gross margins expand. The Company focuses on increasing the dollar amount of its gross profit by managing its product mix, volumes, selling prices, raw material costs and operating expenses.

RESULTS OF OPERATIONS

     The following discussion of results of operations should be read in conjunction with the financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus.

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997


     Net sales for the three months ended March 31, 1998 were $138.1 million, an increase of 25.5% compared to the same period for 1997. The increase in sales resulted principally from an increase in physical volume of products sold and the Fidelity Acquisition.


     Cobalt market prices ranged from $18 to $20 per pound during the three month period ended March 31, 1998 compared to a range of $19 to $22 per pound during the same period in 1997. The market price of nickel ranged from $2.37 to $2.69 per pound during the same three months ended March 31, 1998 compared to $2.88 to $3.66 per pound during the same period in 1997.


     Pounds of product sold by the Company were approximately 46.9 million pounds in the three month period ended March 31, 1998, compared to 34.4 million pounds in the same period in 1997. The increase in physical volume of carboxylate product sold reflects 1.2 million pounds of product sold as a result of the Dussek Acquisition and increased sales of carboxylates in Europe. The increase in physical volume of salt products sold reflects 5.5 million pounds of nickel salt products sold as a result of the Fidelity Acquisition. The increase in physical volume of powder products sold reflects 3.0 million pounds of copper powder products sold as a result of the acquisition of SCM, which occurred at the end of January 1997.


     Gross profit increased to $34.6 million for the three month period ended March 31, 1998, a 30.3% increase over the same period in 1997. The improvement in gross profit was primarily the result of higher physical volumes of product sold. Cost of products sold decreased to 74.9% for the three months ended March 31, 1998 from 75.9% of net sales during the same period of 1997 primarily because of improved product mix.


     Selling, general and administrative expenses increased to 10.2% of net sales for the first three months of 1998 compared to 9.9% of net sales in the same period in 1997 primarily due to the Fidelity Acquisition.



     Other expense in 1998 was $3.7 million compared to $3.4 million in 1997, due primarily to increased interest expense on higher outstanding borrowings as a result of the Fidelity Acquisition.


     Income taxes as a percentage of income before income taxes remained approximately the same at 33.7% for the first three months of 1998 compared to 33.4% in the same period in 1997.

     Net income for the three month period ended March 31, 1998 was $11.2 million, an increase of $3.0 million from the same period in 1997, due to the aforementioned factors.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net sales for 1997 were $487.3 million, an increase of 25.6% compared to 1996. The increase in sales resulted principally from the January 1997 acquisition of SCM and an increase in physical volume of products sold, which offset a decline in the Company's product prices resulting from decreasing cobalt market prices.

     Cobalt market prices ranged from $18 to $26 per pound during 1997 compared to $20 to $32 per pound during 1996. The market price of nickel ranged from $2.66 to $3.66 per pound during 1997 compared to $2.92 to $3.78 per pound during 1996.

     Pounds of product sold by the Company were approximately 149.9 million pounds during 1997 compared to 96.7 million pounds in 1996. The increase in carboxylate products sold resulted from higher sales in all market regions. The increase in physical volume of salt and powder products sold primarily reflects the addition of copper salt and powder products sold, as a result of the SCM acquisition.

     Gross profit increased to $117.4 million in 1997, a 39.8% increase from 1996. The improvement in gross profit was primarily the result of the acquisition of SCM, higher physical volume of products sold, and changes in product mix. Cost of products sold decreased to 75.9% of net sales for the year ended 1997 from 78.4% of net sales in 1996 primarily because of lower cobalt market prices and the acquisition of SCM.

     Selling, general and administrative expenses increased to 9.6% of net sales in 1997 from 8.4% of net sales in 1996, primarily as a result of the acquisition of SCM.

     Other expense was $12.6 million in 1997 compared to $7.0 million in 1996 due primarily to increased interest expense on higher outstanding borrowings associated with the acquisition of SCM, offset by gains on foreign exchange.

     Income taxes as a percentage of income before income taxes increased to 33.7% in 1997 from 32.3% in 1996 due primarily to the non-tax deductible goodwill related to the acquisition of SCM.

     Net income for 1997 was $38.4 million, an increase of $8.4 million from 1996, primarily due to the aforementioned factors.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net sales for 1996 were $388.0 million, an increase of 7.5% compared to 1995. The increase in sales resulted principally from increases in physical volume of products sold and from changes in product mix, more than offsetting a decline in the Company's product prices resulting from decreasing cobalt market prices.

     Cobalt market prices ranged from $20 to $32 per pound during 1996 compared to $27 to $32 per pound during 1995. The market price of nickel ranged from $2.92 to $3.78 per pound during 1996 compared to $3.17 to $4.57 per pound during 1995.

     Pounds of product sold by the Company were approximately 96.7 million pounds during 1996 compared to 88.5 million pounds in 1995. The increase in carboxylate products sold resulted principally from higher sales in Europe. The increase in salt products resulted principally from higher sales of cobalt based products. The increase in powders sold resulted principally from higher sales of coarse grade powders.

     Gross profit increased to $84.0 million in 1996, a 12.6% increase from 1995. The improvement in gross profit was primarily the result of higher physical volume of cobalt based products sold. Cost of products sold decreased to 78.4% of net sales for the year ended 1996 from 79.3% of net sales in 1995 primarily because of lower cobalt market prices.

     Selling, general and administrative expenses remained approximately the same at 8.4% of net sales in 1996 and 1995.

     Other expenses were $7.0 million in 1996 compared to $5.5 million in 1995 due primarily to increased interest expense on higher outstanding borrowings, offset by gains on foreign exchange.

     Income taxes as a percentage of income before income taxes decreased to 32.3% in 1996 from 32.7% in 1995 as a greater percentage of total income was earned in Finland, which has a lower statutory tax rate (28%) than in the United States.

     Net income for 1996 was $30.0 million, an increase of $4.1 million from 1995, primarily due to the aforementioned factors.

LIQUIDITY AND CAPITAL RESOURCES

     During the three month period ended March 31, 1998, the Company's net working capital increased by approximately $36 million. This increase was primarily the result of additional working capital associated with the acquisitions of Fidelity and Dussek. Capital expenditures increased in 1998, primarily due to expansion at various plant facilities. These increased cash needs were funded through cash generated by operations as well as additional borrowings under the Company's revolving credit facility.

     During 1997, the Company's net working capital increased by approximately $50 million. This increase was primarily the result of a decrease in accounts payable from payments on certain raw materials and additional working capital acquired in the purchase of SCM. Capital expenditures increased over the prior year primarily due to plant expansion at various locations. These increased cash needs were funded through cash generated by operations as well as additional borrowings under the Company's revolving credit facility and private placements with insurance companies.

     The Company has ongoing capital expenditure programs to improve its processing technology and plant and equipment, and to expand capacity to accommodate its substantial growth. The Company anticipates that capital spending, exclusive of acquisitions or joint ventures, will approximate $50 million per year through 1998 and 1999.


     The Company believes that it will have sufficient cash generated by operations and through its credit facility to provide for its future working capital and capital expenditure requirements and to pay quarterly dividends on its common stock, subject to the Board's discretion. In February 1998, the Board authorized an increase in quarterly dividends to $0.09 per share. Subject to certain limitations in its credit facility, the Company may incur additional borrowings under this line to finance working capital and certain capital expenditures, including, without limitation, the purchase of additional raw materials.



     The Company's revolving credit facility was revised to increase available credit to $250 million in January 1998 in connection with the Acquisitions. In addition, the revisions to the credit facility expanded its sources of capital by adding two new lending institutions.



     In order to convert to a fixed rate and extend the term on a portion of its borrowings, during October 1997, the Company borrowed $30 million in a private placement with a group of insurance companies and used the proceeds to reduce borrowings under its revolving credit facility.



     In June 1997, the Company signed contracts as a partner with La Generale des Carrieres et des Mines and Groupe George Forrest S.A. to build a smelter in Lubumbashi, Democratic Republic of Congo. The Company's approximately $40 million share of the $80 million project will be funded over the two year construction period through cash generated by operations and the Company's credit facility. As of March 31, 1998, the Company has spent approximately $7 million in connection with this project.



     In April 1997, the Company sold 3,450,000 shares of its Common Stock at $26.75 per share in a public offering. The net proceeds of the offering, in the amount of $87.0 million, were used to pay down a portion of the debt incurred in acquiring SCM.


     Although most of the Company's raw material purchases and product sales are transacted in U.S. dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Accordingly, fluctuations in currency prices will affect the Company's operating results and net income. Specifically, when the

Finnish Markka weakens against the U.S. dollar, there is a net favorable effect on the Company due to lower operating expenses and lower net balance sheet liabilities when translated into U.S. dollars. The reverse is true when the Finnish Markka strengthens against the U.S. dollar. In order to partially hedge its balance sheet exposure to fluctuating rates, the Company enters into forward contracts to purchase Finnish Markka.


YEAR 2000

     The Company presently believes that with modifications to existing computer software and conversions to new software, the Year 2000 Issue will not pose significant operational problems to its normal business activities.


     The Company anticipates completing its Year 2000 project by December 31, 1998, which is prior to any anticipated impact on its operating systems. This project will be completed using a combination of existing internal and external resources. The total cost of the Year 2000 project is estimated at $2.5 million and is being funded through operating cash flows. Of the total project cost, approximately $0.8 million is attributable to a new software purchase, which will be capitalized. The remaining $1.7 million, which will be expensed as incurred, is not expected to have a material effect on the results of operations of the Company.

                                    BUSINESS

HISTORY

     The Company was formed in 1991 to effect the combination of Mooney Chemicals, Inc., now known as OMG Americas, Inc. ("OMG Americas"), Kokkola Chemicals Oy ("KCO") and Vasset, S.A. ("Vasset"), which are long established companies operating in the United States, Finland and France, respectively. KCO and Vasset were previously wholly owned subsidiaries of Outokumpu Oy, a Finnish corporation ("Outokumpu Oy"). OMG Americas entered the carboxylates business in 1946 and the cobalt salts business in 1983. Outokumpu Oy began manufacturing cobalt powders in 1967. In 1983, a predecessor company of KCO entered the cobalt and nickel-based salts business and, in 1990, the carboxylates business through the acquisition of Vasset, an established manufacturer and marketer of organic compounds of cobalt and other metals used primarily in the tire industry.

     This business combination (the "Combination"), which created a company with an international presence, was designed to take advantage of complementary technical and manufacturing strengths, market positions, product ranges and raw material sources. Since the Combination, the Company has achieved the following:

          (i) implemented new refining technology to lower raw material costs and increased physical volumes of products sold, simultaneously strengthening its position as a supplier of cobalt based specialty chemicals and as a buyer of cobalt raw materials;

          (ii) focused and expanded its regional product strengths geographically, specifically expanding salts from Europe into the U.S., carboxylates from the U.S. into Europe, and salts, carboxylates and powders into Asia Pacific;

          (iii) introduced new products focused on new applications or market segments such as PVC heat stabilizers and rechargeable battery chemicals; and

          (iv) expanded geographic scope and product offerings through joint ventures and acquisitions.

THE COMPANY

     The Company is a leading, vertically integrated producer and international marketer of value-added, metal-based specialty chemicals and powders. The Company applies proprietary technology to a wide variety of raw material feedstocks to manufacture and market the following three categories of metal-based specialty chemicals and powders--carboxylates, inorganic salts and powders. Carboxylates, salts and powders accounted for approximately 26%, 44% and 30% of the Company's net sales in 1997, respectively. The Company believes it is the world's leading producer of cobalt carboxylates, cobalt and nickel specialty inorganic salts and copper powders. The Company also believes that it is the world's second largest producer of cobalt extra-fine powders.

     The Company sells more than 400 specialty chemicals and powders for diverse applications in more than 25 industries. The Company serves over 1,500 customers with no single customer accounting for 10% or more of the Company's 1997 net sales. During 1997, approximately 50% of the Company's net sales were to customers in the Americas, 33% were to customers in Europe, and 17% were to customers in Asia Pacific. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are essential for superior product performance.

     The Company believes that it has successfully grown in recent years by accessing new product markets and leveraging core technologies and production capabilities to satisfy current market needs. The Company had net sales of $361.0 million, $388.0 million and $487.3 million in 1995, 1996 and 1997, respectively, and income from operations of $44.0 million, $51.4 million and $70.6 million in 1995, 1996 and 1997, respectively. Net income for 1995, 1996 and 1997 was $25.9 million, $30.0 million and $38.4 million, respectively.

COMPETITIVE STRENGTHS

     The Company benefits from the following competitive strengths:

- Market Leadership. As a result of its high quality products, technological capabilities and customer service and support, the Company has achieved a leading market position in the production of metal-based specialty chemicals and powders. The Company serves customers on a worldwide basis in over 50 countries with an international sales force of approximately 50 persons and 110 independent agents. This sales presence, combined with the Company's manufacturing facilities in North America, Europe and Asia Pacific, enables the Company to respond promptly to customer needs on a worldwide basis.


- Raw Materials Supply. Through its long-term relationships with its suppliers and its purchasing power as the world's largest purchaser of cobalt, the Company has been able to achieve reliability of supply for its customers. The Company presently has contracted for the majority of its anticipated cobalt needs through the year 2000. Additionally, the Company's ability to process a variety of low-grade feedstocks provides enhanced supply reliability.


- Production Capability. The Company's manufacturing plants, all of which have received ISO 9002 certification, are capable of efficiently producing a broad range of specialty chemicals and powders. The Company's refining capabilities give it the flexibility to work with a variety of raw materials. The technical capabilities of the Finnish and Utah facilities, in addition to the Company's project to construct a smelter in the Democratic Republic of Congo, permit the Company to transform low-grade feedstocks, such as cobalt slag, concentrates and recycled materials, to high quality finished products. The ability to convert and recycle these materials gives the Company a significant cost advantage in the marketplace and enables it to source many grades of feedstocks at competitive prices.

- New Product Development. The Company's research and new product development personnel in North America and Finland work closely with its customers to develop new products to meet changing industry needs and customer requirements. The Company estimates that products introduced over the last five years represented nearly 10% of the Company's 1997 net sales.

- Experienced Management. The Company's management has an average of over twenty years' experience in the chemical industry. This management team has consistently delivered strong operating performance and has successfully integrated the operations of acquired companies as demonstrated by increasing income from operations and net income in each of the last five fiscal years.

GROWTH STRATEGIES

     The Company believes that additional opportunities for earnings growth are available through the following:

- Targeting High Growth Applications. The Company targets applications that it believes have high growth potential for its products. For example, the Company's cobalt and nickel products are incorporated in rechargeable batteries; its stainless steel powders are used in automotive pressed metal parts; and, through its acquisition of Fidelity, the Company's electroless nickel products are used in the manufacture of memory disks for computers and other information storage devices.

- Focusing On Value-Added Products. The Company focuses on increasing sales of value-added products through its research, technology and customer driven focus. For example, the Company has increased its sales of cobalt extra-fine powders and created market opportunities in tungsten powder by applying its recycling technology to the needs of its customers in the hard metal tool industry.

- Expanding Sales of Existing Products to Additional Markets. The Company seeks to reach additional markets for its existing products by expanding its geographical presence through a growing international sales force. The Company also seeks cross-selling opportunities across its broad customer base.

- Pursuing Strategic Acquisitions. The Company selectively pursues acquisitions that are complementary to its existing product lines, markets and geographic presence that leverage its current technology and production capabilities in metal-based chemicals and powders. For example, the acquisitions of SCM and Fidelity leverage the Company's capabilities in metal powders and nickel-based chemicals, respectively.

- Supporting Market Opportunities through Internal Investments. The Company expands capacity and production capability to take advantage of growing and newly emerging markets. Its current investments include expanding capacity and production capability in a number of cobalt and copper based products.

ACQUISITIONS AND JOINT VENTURES

     In June 1997, the Company signed contracts as a partner with La Generale des Carrieres et des Mines and Groupe George Forrest S.A. to build a smelter in Lubumbashi, Democratic Republic of Congo. The Company's approximately $40 million share of the $80 million project will be funded over the two year construction period through cash generated by operations and the Company's credit facilities. As of March 31, 1998, the Company has spent approximately $7 million in connection with this project. Annual production from this facility is estimated to contain approximately 5,000 metric tons of cobalt. The cost of the cobalt obtained will be based upon the prevailing market price as material is processed.


     On January 30, 1998, the Company acquired Fidelity. The total consideration paid by the Company for Fidelity was $80.0 million. Fidelity is a leading producer of electroless nickel for memory disks and also produces electroplating chemicals and metal concentrates used in metal finishing and other specialty applications. The use of electroless nickel is forecasted to grow rapidly both in the hard disk industry and in general industrial applications, primarily because of the increasing demand for information storage devices. Fidelity's state of the art technology and existing customer base make it well-positioned to capitalize on these market opportunities. Fidelity possesses a dominant market share for electroless nickel where its technology provides it with a competitive advantage. In addition, the acquisition of Fidelity gives the Company the ability to leverage its existing nickel sulphate production. For the fiscal year ended September 30, 1997, Fidelity had revenues of approximately $48 million.



     In February 1998, the Company acquired Dussek for approximately $13 million. Dussek is a Canadian manufacturer of metal carboxylates with product lines similar to those of the Company. For the fiscal year ended December 31, 1997, Dussek had revenues of approximately $12 million. The Company believes that Dussek will enable it to expand its customer base and allow it to serve its existing customers more efficiently.



     In April 1998, the Company acquired the carbothermal reduction technology and assets of Dow Chemical Company for approximately $12.5 million, plus a conditional amount up to $20 million based upon the achievement of certain performance targets, which would be paid at the end of five years. This acquisition will complement the Company's present tungsten recycling capability, allow it to better serve its existing customer base in the hard metal tool industry, and provide for the possibility of expanding this technology to other metal powders and product applications.


PRODUCTS AND MARKETS

     The following is a discussion of the Company's products and markets.


     Metal Carboxylates. The Company believes it is the world's leading manufacturer and marketer of cobalt carboxylates and produces over 200 carboxylate products. In addition to cobalt products, the Company manufactures carboxylates using a variety of other metals, including barium, calcium, copper, manganese, molybdenum, nickel, potassium, zinc and zirconium. Metal carboxylates are essential components in numerous complex chemical and industrial processes, and are used in many end markets, such as coatings, custom catalysts, liquid detergents, lubricants and fuel additives, plastic stabilizers, polyester promoters and adhesion promoters for rubber tires. Examples of specific applications include the use of additives to optimize the drying process in paints and enamels, fuel additives to improve combustion and suppress smoke, rubber adhesion promoters to improve the bonding of rubber to steel-belted tires and lubricant additives to improve fuel efficiency.


     The Company produces metal carboxylates at its manufacturing facilities in North America and Europe. Metal carboxylates are sold to customers in the Americas, Europe and Asia Pacific. Sales of metal carboxylates accounted for approximately $127 million, or approximately 26% of the Company's 1997 net sales. The following table sets forth certain information concerning the Company's end markets for metal carboxylates and representative attributes of metal carboxylates:

                END MARKETS                                      ATTRIBUTES
                -----------                                      ----------
Coatings....................................    Promotes faster drying in such products as
                                                house paints, both exterior and interior, as
                                                well as industrial and marine coatings

Liquid Detergents...........................    Catalyzes the detergent alcohol found in
                                                liquid laundry soaps

Lubricating Oils............................    Enhances the performance of various
                                                lubricating oils used in automobile engines,
                                                generators and mining equipment by reducing
                                                sludge build-up, preventing oxidation under
                                                high pressure and reducing friction

Polyester Resins............................    Accelerates the curing of polyester resins
                                                found in reinforced fiberglass boats,
                                                storage tanks, bathrooms, sports equipment,
                                                automobile and truck components

Polyvinyl Chloride (PVC)....................    Mitigates the effect of heat on flexible PVC
                                                in such products as medical tubing, garden
                                                hoses, resilient flooring and shower
                                                curtains

Printing Inks...............................    Promotes faster drying in various printing
                                                inks

Tires.......................................    Promotes bonding of metal-to-rubber in
                                                radial tires


     Metal Salts. The Company believes it is the world's leading manufacturer and marketer of cobalt and nickel-based specialty salts and produces over 25 products in this category. The Company also produces copper salts. Metal salts are used in a wide variety of end products including catalysts, colorants, batteries, petroleum additives, magnetic media, memory disks, metal finishing agents and a broad range of chemicals. Salts have several characteristics that make them essential components in a wide range of industrial and chemical processes. For example, cobalt oxide is ideal for use as a bonding agent for the underlaying of enamels and ceramics which require uniform fine powder. Nickel carbonate is suitable for electrogalvanizing steel to prevent corrosion. Copper oxide has properties well suited for antifouling in marine paint applications.


     The Company produces cobalt, nickel and copper salts principally at its manufacturing facilities in North America and Finland for sale to customers in the Americas, Europe and Asia Pacific. Sales of metal salts accounted for approximately $214.3 million, or 44% of the Company's 1997 net sales. The following table sets forth certain information concerning the Company's end markets for metal salts and representative attributes of metal salts:

                END MARKETS                                      ATTRIBUTES
                -----------                                      ----------
Ceramics and Glassware......................    Provides color for pigments, earthenware and
                                                glass and facilitates adhesion of porcelain
                                                to metal

Household Appliances........................    Enhances metal-glass bonding in a variety of
                                                household appliances

Magnetic Media..............................    Improves the recording quality of video and
                                                audio tapes, and enhances the high screen
                                                resolution properties in television sets

Memory Disks................................    Enhances information storage on disks and
                                                computers

Petrochemical Refining......................    Reduces sulfur dioxide and nitrogen
                                                emissions

Steel.......................................    Improves rust resistance in auto and truck
                                                bodies

                END MARKETS                                      ATTRIBUTES
                -----------                                      ----------
Synthetic Fibers............................    Improves the efficiency of chemical
                                                processes used to manufacture synthetic
                                                fibers

Paints......................................    Enhances antifouling in marine paints

     Metal Powders. The Company believes it is a leading producer of copper powders and the world's second largest manufacturer of cobalt extra-fine powders. The Company also manufactures iron, stainless steel and tungsten powders. Cobalt extra-fine powders are among the most technically advanced metal powder products. High specification metal powders have important characteristics that make them essential components in a number of applications. Cobalt extra-fine powders have very low oxygen levels, thereby avoiding brittleness, and are used primarily to produce cemented carbides for mining and machine tools and oil and gas drilling equipment, and diamond tools used in the construction, quarrying and manufacturing industries as well as other hard metal applications. Copper powders produce high strength, corrosion resistant, high performance alloyed materials used in the military and aerospace industries.

     The Company produces powders at its manufacturing facilities in Finland and the United States for sale to customers in the Americas, Europe and Asia Pacific. Sales of cobalt and copper powders accounted for approximately $146 million, or approximately 30% of the Company's 1997 net sales. The following table sets forth certain information concerning the Company's end markets for metal powders and representative attributes of metal powders:

                END MARKETS                                      ATTRIBUTES
                -----------                                      ----------
Construction Equipment......................    Strengthens and adds durability to diamond
                                                cutting and drilling equipment used in
                                                construction and quarrying

Cutting Tools...............................    Strengthens and adds durability to mining
                                                and machine cutting tools, as well as oil
                                                and gas drilling equipment

Rechargeable Batteries......................    Improves the electrical conduction of
                                                rechargeable batteries used in cellular
                                                phones, video cameras, portable computers
                                                and power tools

Bushings & Bearings.........................    Enhances performance through porous, self-
                                                lubricating bronze bearings for electric
                                                motors and other industrial applications

Microelectronics............................    Reduces the solder bridging and enhances
                                                solder joint strength for circuit boards and
                                                brazing

Pressed Metal Parts.........................    Prevents corrosion in automotive exhaust
                                                systems

High-Tech Alloys............................    Strengthens and prevents corrosion of high
                                                performance alloyed materials

RAW MATERIAL PRICES AND SUPPLY

     The primary raw materials used by the Company in manufacturing products are cobalt, nickel and copper. The cost of raw materials fluctuates due to actual or perceived changes in supply and demand. Generally, the Company is able to pass through to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices.

     While nickel and copper are worldwide commodities and generally available, cobalt availability can be more uncertain. The Company's supply of cobalt has historically been sourced primarily from the Democratic Republic of Congo, Australia, Finland and Zambia. Although the Company has never experienced a material shortage of cobalt, production problems and political and civil instability in certain supplier countries may affect the supply and market price of cobalt. If a substantial interruption should occur in the supply from a primary source, there is no assurance that the Company would be able to obtain as much cobalt from other sources as would be necessary to satisfy the Company's requirements at prices comparable to its current arrangements.

     The Company attempts to mitigate changes in prices and availability by maintaining adequate inventories and long-term supply relationships with a variety of producers. The Company presently has contracted for the majority of its anticipated cobalt needs through the year 2000. The largest of these contracts is a supply agreement with La Generale des Carriers et des Mines to purchase all of the concentrate produced by the Luiswishi mine in Shaba, Democratic Republic of Congo through 1999. Annual production from this facility is estimated to contain approximately 4,000 metric tons of cobalt and 8,000 metric tons of copper. The cost of the cobalt and copper obtained will be based upon prevailing market prices as material is processed.

     The following tables set forth the average quarterly per pound prices for cobalt, nickel and copper for the last five years.

                                     COBALT
                              AVG. QUARTERLY PRICE
                                   1993-1997

     Measurement
       Period
    (Fiscal Year
      Covered)           1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
1993                              15.84             14.65             12.48             13.28
1994                              20.51             24.58             23.93             32.03
1995                              29.46             28.26             28.11             31.46
1996                              30.77             26.66             22.31             21.83
1997                              18.68             20.88             19.88             18.78

                                      Year

   Source: Metals Bulletin
                                     NICKEL
                              AVG. QUARTERLY PRICE
                                   1993-1997

     Measurement
       Period
    (Fiscal Year
      Covered)           1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
1993                               2.72              2.61              2.16              2.14
1994                               2.51              2.66              2.74              3.47
1995                               3.97              3.44              3.96              3.79
1996                               3.60              3.60              3.29              3.09
1997                               3.53              3.44              3.16              2.93

                                      Year

   Source: London Metal Exchange
                                     COPPER
                              AVG. QUARTERLY PRICE
                                   1993-1997

     Measurement
       Period
    (Fiscal Year
      Covered)           1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
1993                                .98               .83               .83               .74
1994                                .87               .98              1.13              1.28
1995                               1.37              1.33              1.35              1.32
1996                               1.17              1.15               .91               .99
1997                               1.11              1.14              1.02               .86

                                      Year

   Source: Commodity Exchange Inc.

RESEARCH AND DEVELOPMENT


     The Company's research and new product development program is an integral part of its business. Research and development focuses on adapting proprietary technologies to develop new products and working with customers to meet their specific requirements. New products include new chemical formulations, concentrations of various components, product forms and packaging methods. Research and development expenses were approximately $3.4 million, $3.8 million and $6.7 million for 1995, 1996, and 1997, respectively. In connection with the acquisition of Fidelity, annual research and development expenses are anticipated to increase by approximately $3.0 million.


     The Company's research staff of 83 persons conducts carboxylate, metal salts and powders research and development at the Company's laboratories located in Cleveland, Ohio; Newark, New Jersey; Research Triangle Park, North Carolina; and Kokkola, Finland. The Company's Finnish facility also maintains a research agreement with a subsidiary of Outokumpu Oy.

PATENTS AND TRADEMARKS

     The Company holds 159 patents related to the manufacturing, processing and use of metallo-organic and metal-based compounds. In addition, the Company has the right to use, and in certain instances license and sell, technology covered by 17 patents in the areas of hydrometallurgical processes, solvent extraction, agitators and metal powders. The Company does not consider any single patent to be material to its business as a whole.

MARKETING AND SALES

     The Company conducts its North America marketing and sales from its offices in Cleveland, Ohio and Research Triangle Park, North Carolina and its marketing and sales in Europe and Asia Pacific through the

Company's subsidiaries, OMG Europe GmbH and OMG Asia Pacific Co., Ltd. in Dusseldorf, Germany and Taipei, Taiwan, respectively. The Company's sales group consists of approximately 50 employees, who are responsible for certain industry and geographic segments. The Company has approximately 110 independent sales and marketing agents worldwide.

ENVIRONMENTAL MATTERS


     Since 1970, a wide variety of environmental laws and regulations have been adopted by the United States and foreign, state and local governments that continue to be amended and supplemented. The Company is subject to these laws and regulations as a result of its operations and its use of certain substances that are, or have been, used, produced or discharged by the Company's plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels which require remediation under environmental laws at properties now or previously owned, operated or used by the Company.


     Annual environmental compliance costs were approximately $3.0 million in 1997. Such ongoing expenses include costs relating to waste water analysis and disposal, hazardous and non-hazardous solid waste analysis and disposal, sea water control, air emissions control, soil and groundwater clean-up and monitoring and related staff costs. The Company anticipates that it will continue to incur costs and make expenditures at moderately increasing levels for the foreseeable future in light of the fact that environmental laws and regulations are becoming increasingly stringent, including the likely lowering of permissible discharge limits.

     The Company also incurred capital expenditures of approximately $1.0 million in 1997 in connection with environmental compliance. The Company anticipates that capital expenditure levels for such purposes will increase to approximately $3.0 million in 1998, as it continues to modify on an ongoing, regular basis, certain of its processes which may have an environmental impact.

     Due to the ongoing development and understanding of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly from those currently anticipated. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that the ultimate aggregate cost to the Company of environmental remediation, as well as other legal proceedings arising in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

EMPLOYEES

     At March 31, 1998, the Company had 951 full-time employees of which 626 were located in North America, 218 in Finland, 39 in Asia Pacific, 38 in Western Europe and 30 in Canada. Employees at the Company's facilities in Kokkola, Finland are members of several national workers' unions under various union agreements. Generally, such union agreements have two-year terms. Employees at the Johnstown, Pennsylvania facility are members of the United Steelworkers Union. The Johnstown union agreement has a term of 5 years expiring in June of 2003. Approximately 20 employees at the Belleville, Canada facility are members of the Communications, Energy and Paper Workers Union of Canada, Local 599. The most recent union agreement expired on April 30, 1998 and the new agreement is currently under negotiation. The Company believes relations with its employees are good.

PROPERTIES

     The Company believes that its plants and facilities, which are of varying ages and of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and currently provide sufficient capacity to meet the Company's production requirements. The land on which the Kokkola, Finland plant is located is leased with a remaining term of 93 years. The land on which the St. George, Utah plant is located is leased with a remaining term, including options, of 47 years. Otherwise, the real properties comprising the Company's manufacturing facilities are owned by the Company.

     The Company's Kokkola, Finland production facility ("KCO") is situated on property owned by Outokumpu Zinc Oy. KCO and Outokumpu Zinc Oy share certain physical facilities, services and utilities under agreements with varying expiration dates. General property and administrative services are provided under a service agreement, which expires in 1998, but are priced separately and subject to yearly renegotiation in anticipation of phasing out Outokumpu Zinc Oy's role as a service provider. Utilities and raw material purchase assistance contracts provide that KCO jointly purchase with, or pay a fee to, affiliates of Outokumpu Oy for assistance in negotiating contracts and securing bulk quantity discounts.


     Certain information regarding the Company's offices and research and product development and manufacturing facilities is set forth below:

                                                                             APPROXIMATE    LEASED/
       LOCATION(A)                        FACILITY FUNCTION                  SQUARE FEET     OWNED
--------------------------  ---------------------------------------------    -----------    -------
Cleveland, Ohio...........  Corporate headquarters                               8,800      leased
                            Research and development facility                   27,500       owned
                            Research and development facility                   11,400      leased
                            Marketing and administration offices                10,000       owned
Dusseldorf, Germany.......  Marketing and administration offices                 3,800      leased
Taipei, Taiwan............  Marketing and administration office                  1,500      leased
Franklin, Pennsylvania....  Manufactures carboxylates and salts                220,000       owned
St. George, Utah..........  Manufactures salts                                  37,000       owned
Kokkola, Finland..........  Manufactures carboxylates,
                            salts and powders                                  400,000       owned
Ezanville, France.........  Manufactures carboxylates                           50,000       owned
Johnstown, Pennsylvania...  Manufactures powders                               137,700       owned
Research Triangle Park,
  North Carolina..........  Manufactures powders                                83,525       owned
                            Marketing and administration offices                20,000       owned
                            Research and development facility                   28,475       owned
Newark, New Jersey........  Manufactures salts                                  40,000       owned
Sarawak, Malaysia.........  Manufactures salts                                  20,000       owned
Belleville, Canada........  Manufactures carboxylates                           48,500       owned

---------------

(a) Does not include facilities owned or leased by the Company's Asia Pacific joint ventures.

LEGAL PROCEEDINGS

     Manufacturers of specialty chemical products, including the Company, are subject to various legal and administrative proceedings incidental to such business. In the opinion of the Company, disposition of all suits and claims should not in the aggregate have a material adverse effect on the Company's business or financial position.

                                   MANAGEMENT

     The following table sets forth, as of May 20, 1998, certain information regarding the Company's directors and executive officers.

                   NAME                       AGE                       POSITION
                   ----                       ---                       --------
James P. Mooney...........................    50     Director, Chairman and Chief Executive Officer
Eugene Bak................................    64     Director, President and Chief Operating Officer
Lee R. Brodeur............................    69     Director
Frank Butler..............................    62     Director
Thomas R. Miklich.........................    50     Director
John E. Mooney............................    47     Director
Markku Toivanen...........................    57     Director
James M. Materna..........................    53     Chief Financial Officer
Thomas E. Fleming.........................    52     Vice President and Chief Marketing Officer

     JAMES P. MOONEY is Chairman of the Board and has been a director and Chief Executive Officer of the Company since 1991. From 1991 to 1994, Mr. Mooney was President of the Company. From 1979 to 1991, Mr. Mooney was President and Chief Executive Officer of Mooney Chemicals, Inc. Mr. Mooney received a B.A. degree in history from Quincy University, where he is a member of the Board of Trustees. Mr. Mooney retired as a director of Brush Wellman, Inc., a supplier of high performance engineered materials, in 1997. Mr. Mooney is John E. Mooney's brother.

     EUGENE BAK has been President and Chief Operating Officer of the Company since 1994. From 1992 to 1994, Mr. Bak was President of Mooney Chemicals, Inc. From 1970 to 1992, Mr. Bak held various management positions at Mooney Chemicals, Inc., including Vice President of Operations and Manager of the Company's Franklin, Pennsylvania, facility. Mr. Bak received a B.S. in chemical engineering from The Ohio State University and an M.B.A. from Seton Hall University.

     LEE R. BRODEUR has been a director of the Company since 1991 and a director of Mooney Chemicals, Inc. since 1987. Mr. Brodeur was employed by the Firestone Tire & Rubber Company, Akron, Ohio from 1951 until his retirement as Vice Chairman of that company in 1986.

     FRANK BUTLER was appointed as a director of the Company in 1996 to fill a vacancy. From 1992 until his retirement in 1997, Mr. Butler was President and General Manager of the Coatings Division of The Sherwin-Williams Company and held several other management positions with The Sherwin-Williams Company since 1966. Mr. Butler received a B.S. degree in Chemistry from Kansas State University and an M.S. degree in Chemistry from Iowa State University.

     THOMAS R. MIKLICH has been a director of the Company since 1993. Mr. Miklich has been employed by Invacare Corporation as Chief Financial Officer and General Counsel since 1993. Prior to joining Invacare, Mr. Miklich was Executive Vice President, Chief Financial Officer and a Director of Van Dorn Company. For 22 years prior to that, Mr. Miklich was employed by The Sherwin-Williams Company where he held several financial positions, including that of Senior Vice President and Chief Financial Officer.

     JOHN E. MOONEY was appointed as a director of the Company in 1995 to fill a vacancy. For the past 11 years, Mr. Mooney has been President of Sachem, Inc., a specialty chemical manufacturer. Prior to that time, he was the Vice President of Finance and Procurement for Mooney Chemicals, Inc. Mr. Mooney received a B.A. in Economics from the University of Toronto. Mr. Mooney is James P. Mooney's brother.

     MARKKU TOIVANEN has been a director of the Company since 1991. Since 1993, Mr. Toivanen has served as President and Chief Executive Officer of Outokumpu Metals & Resources Oy. From 1992 to 1993, Mr. Toivanen served as OMR's Executive Vice President and Chief Operating Officer. From 1991 to 1992, Mr. Toivanen served as Chairman and Chief Executive Officer of Outokumpu Mines Ltd. (Canada), a wholly owned subsidiary of Outokumpu Oy. Mr. Toivanen and Antti Aaltonen, Vice President of Operations for Kokkola Chemicals Oy, are brothers-in-law.

     JAMES M. MATERNA has been the Company's Chief Financial Officer since 1992. Prior to such time, he was a principal in Ashley Management, a financial management services and private investment firm, for six years. From 1981 to 1986, Mr. Materna was a partner with the accounting firm of KPMG Peat Marwick in New York and Cleveland. Mr. Materna received a B.S. degree in chemical engineering from the University of Pittsburgh, and an M.B.A. degree from the Graduate School of Business of Stanford University. Mr. Materna is a certified public accountant.

     THOMAS E. FLEMING was named Vice President and Chief Marketing Officer in 1997. Prior to such time, he was President of OMG Americas, Inc. for three years. From 1987 to 1994, he served as Mooney Chemicals, Inc.'s Vice President of Marketing, and from 1968 to 1987, Mr. Fleming held various positions with Mooney Chemicals, Inc. including national accounts manager, industry manager and national sales manager. Mr. Fleming received a B.B.A. degree in marketing from Cleveland State University.

                  SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS


     The following table sets forth, as of June 8, 1998, information concerning the number of shares of Common Stock of the Company beneficially owned by each director and executive officer named above individually and by all executive officers and directors of the Company as a group. No executive officer or director other than Mr. Mooney owns more than 1% of the outstanding shares of Common Stock of the Company. Mr. Mooney owns 4.4% and all executive officers and directors as a group own approximately 7.6% of such shares. The totals shown below for each person and for the group include shares held personally, shares held by family members, shares held under the Profit-Sharing Plan, and shares acquirable within sixty days of the above date by the exercise of stock options granted under the Company's stock option plan.


                 AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)


                NAME OF                  DIRECTLY   PROFIT-SHARING   EXERCISABLE
           BENEFICIAL OWNER              OWNED(2)      PLAN(3)       OPTIONS(4)      TOTAL
           ----------------              --------   --------------   -----------   ---------
Eugene Bak.............................    3,450        15,301           86,699      105,450
Lee R. Brodeur.........................    5,750             0           10,885       16,635
Frank E. Butler........................      200             0            4,275        4,475
Thomas E. Fleming......................    1,382         6,048           80,441       87,871
James M. Materna.......................    1,050         1,903           93,149       96,102
Thomas R. Miklich......................   16,500             0            9,933       26,433
James P. Mooney(5).....................  503,716        41,335          402,225      947,276
John E. Mooney.........................    9,636             0            3,186       12,822
Markku Toivanen........................        0             0           13,387       13,387
All Directors and Officers as a Group
  (consisting of 16 persons)...........  546,634        91,315        1,010,996    1,648,945


---------------

(1) Each person has sole voting and investment power with respect to all shares shown except as indicated below.

(2) Includes shares owned by or jointly with family members.

(3) The persons indicated have limited investment power with respect to the shares held in the Profit-Sharing Plan.

(4) Represents shares subject to stock options that are exercisable currently or within 60 days of April 30, 1998.


(5) During May and June 1998, Mr. James P. Mooney sold 110,000 shares of Common Stock directly owned by him.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the following respective number of shares of Common Stock at the offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus.


                        UNDERWRITERS                          NUMBER OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
First Analysis Securities Corporation.......................
                                                                 ---------
     Total..................................................     1,750,000
                                                                 =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares of Common Stock are taken.

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price, less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may re-allow, a concession not in excess of $          per share to
certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the same price per share as the Company receives for the other shares that the Underwriters have agreed to purchase.

     To the extent that the Underwriters exercise such option to purchase up to a total of 262,500 shares of Common Stock, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock shown in the above table, and the Company will be obligated, pursuant to the option, to sell such Common Stock to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Company has agreed that it will not, and shall cause each director and executive officer of the Company to agree that such person will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation,
(x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, file any registration statement with respect to (in the case of the Company) or make any demand for or exercise any right with respect to the registration of (in the case of each director and executive officer) or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Stock (regardless of whether any of the transactions described in clause
(x) or (y) of this paragraph is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), for a period of 90 days after the date of the Underwriting Agreement, other than (i) the shares of Common Stock offered hereby, and (ii) the Company may issue any shares of Common Stock sold upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof or pursuant to any employee stock option or other benefit plan in existence on the date hereof, or pursuant to the Company's Long-Term Incentive Compensation Plan.

     Due to the repayment of borrowings under the revolving credit facility, certain affiliates of members of the National Association of Securities Dealers, Inc. participating in the distribution will receive more than 10% of the net proceeds of the Offering.

     Certain of the Underwriters have provided from time to time, and are expected to provide in the future, investment banking services to the Company and certain of their affiliates for which such Underwriters have received and will receive customary fees and commissions.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Squire, Sanders & Dempsey L.L.P. and for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of OM Group, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement in which this Prospectus is included, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement. Such financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1998 and March 31, 1997, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in OM Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. Pursuant to Rule 436(c) of the Securities Act of 1933 such report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997, and as of March 31, 1998 (unaudited)................  F-3
Statements of Consolidated Income for each of the three
  years in the period ended December 31, 1997, and for the
  three months ended March 31, 1997 and 1998 (unaudited)....  F-4
Statements of Consolidated Stockholders' Equity for each of
  the three years in the period ended December 31, 1997.....  F-5
Statements of Consolidated Cash Flows for each of the three
  years in the period ended December 31, 1997, and for the
  three months ended March 31, 1997 and 1998 (unaudited)....  F-6
Notes to Consolidated Financial Statements..................  F-7

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
OM GROUP, INC.

     We have audited the accompanying consolidated balance sheets of OM Group, Inc. as of December 31, 1997 and 1996, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OM Group, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                     ERNST & YOUNG LLP

Cleveland, Ohio
February 3, 1998

                                 OM GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                             DECEMBER 31,           MARCH 31,
                                                         --------------------    ---------------
                                                           1996        1997           1998
                                                         --------    --------    ---------------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $  7,818    $ 13,193       $  8,100
  Accounts receivable, less allowance of $210 in 1996,
     $680 in 1997, and $929 in 1998....................    60,054      80,602         92,122
  Inventories..........................................   195,050     219,201        223,598
  Other current assets.................................    12,448      11,753         15,387
                                                         --------    --------       --------
          Total current assets.........................   275,370     324,749        339,207
Property, plant and equipment:
  Land.................................................       467       2,867          3,936
  Buildings and improvements...........................    40,569      49,939         52,079
  Machinery and equipment..............................   122,695     162,938        183,656
  Furniture and fixtures...............................     4,074       8,615          9,792
                                                         --------    --------       --------
                                                          167,805     224,359        249,463
  Less accumulated depreciation........................    57,184      74,112         78,816
                                                         --------    --------       --------
                                                          110,621     150,247        170,647
Other assets:
  Unprocessed inventory................................    27,499
  Goodwill and other intangible assets, less
     accumulated amortization of $4,967 in 1996, $8,296
     in 1997, and $9,614 in 1998.......................    23,036     116,751        177,223
  Other assets.........................................     6,930       9,316         14,279
                                                         --------    --------       --------
          Total assets.................................  $443,456    $601,063       $701,356
                                                         ========    ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................  $  3,586    $    219       $    184
  Accounts payable.....................................    77,330      67,521         51,324
  Accrued income taxes.................................     2,753       9,532          4,104
  Deferred income taxes................................     7,038       8,628          8,491
  Other accrued expenses...............................    10,802      14,782         14,548
                                                         --------    --------       --------
          Total current liabilities....................   101,509     100,682         78,651
Long-term debt.........................................   109,295     170,334        284,380
Contract payable.......................................    27,499
Deferred income taxes..................................    18,393      20,555         20,869
Other long-term liabilities............................     1,438       8,251          7,690
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized 2,000,000 shares; no shares issued or
       outstanding
  Common stock, $.01 par value:
     Authorized 30,000,000 shares; issued 18,759,346
     shares in 1996, 22,209,346 shares in 1997 and
     1998..............................................       188         222            222
  Capital in excess of par value.......................   102,125     189,281        189,281
  Retained earnings....................................    85,871     117,465        126,235
  Treasury stock (141,432 shares in 1996, 142,720
     shares in 1997, and 145,219 in 1998, at cost).....    (2,621)     (4,829)        (5,234)
  Foreign currency translation adjustments.............      (241)       (898)          (738)
                                                         --------    --------       --------
          Total stockholders' equity...................   185,322     301,241        309,766
                                                         --------    --------       --------
          Total liabilities and stockholders' equity...  $443,456    $601,063       $701,356
                                                         ========    ========       ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                       STATEMENTS OF CONSOLIDATED INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,              MARCH 31,
                                          --------------------------------    --------------------
                                            1995        1996        1997        1997        1998
                                          --------    --------    --------    --------    --------
                                                                                  (UNAUDITED)
Net sales...............................  $360,959    $387,999    $487,296    $110,055    $138,098
Cost of products sold...................   286,396     304,025     369,933      83,477     103,468
                                          --------    --------    --------    --------    --------
Gross profit............................    74,563      83,974     117,363      26,578      34,630
Selling, general and administrative
  expenses..............................    30,594      32,553      46,791      10,882      14,097
                                          --------    --------    --------    --------    --------
          Income from operations........    43,969      51,421      70,572      15,696      20,533
Other income (expense)
  Interest expense......................    (5,516)     (7,485)    (13,410)     (3,666)     (3,979)
  Interest income.......................       398         244         100          21         108
  Foreign exchange (loss) gain..........      (333)        223         715         285         178
                                          --------    --------    --------    --------    --------
Other income (expense), net.............    (5,451)     (7,018)    (12,595)     (3,360)     (3,693)
                                          --------    --------    --------    --------    --------
Income before income taxes..............    38,518      44,403      57,977      12,336      16,840
Income taxes............................    12,585      14,356      19,534       4,120       5,671
                                          --------    --------    --------    --------    --------
Net income..............................  $ 25,933    $ 30,047    $ 38,443    $  8,216    $ 11,169
                                          ========    ========    ========    ========    ========
Net income per common share.............  $   1.39    $   1.61    $   1.84    $   0.44    $   0.51
                                          ========    ========    ========    ========    ========
Net income per common share -- assuming
  dilution..............................  $   1.36    $   1.56    $   1.78    $   0.43    $   0.49
                                          ========    ========    ========    ========    ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                FOREIGN
                                           CAPITAL IN                          CURRENCY
                                  COMMON   EXCESS OF    RETAINED   TREASURY   TRANSLATION
                                  STOCK    PAR VALUE    EARNINGS    STOCK     ADJUSTMENTS    TOTAL
                                  ------   ----------   --------   --------   -----------    -----
Balance at January 1, 1995......   $125     $102,088    $ 40,304   $(1,158)      $(184)     $141,175
Net income......................                          25,933                              25,933
Translation adjustment..........                                                   148           148
Dividends paid..................                          (4,474)                             (4,474)
Treasury stock purchased........                                    (1,589)                   (1,589)
Issuance of shares under benefit
  plans, including tax
  benefit.......................                            (393)      628                       235
                                   ----     --------    --------   -------       -----      --------
Balance at December 31, 1995....    125      102,088      61,370    (2,119)        (36)      161,428
Net income......................                          30,047                              30,047
Non-employee directors'
  compensation..................                 100                                             100
Translation adjustment..........                                                  (205)         (205)
Dividends paid..................                          (5,465)                             (5,465)
Treasury stock purchased........                                      (742)                     (742)
Issuance of shares under benefit
  plans, including tax
  benefit.......................                             (81)      240                       159
Three-for-two stock split.......     63          (63)
                                   ----     --------    --------   -------       -----      --------
Balance at December 31, 1996....    188      102,125      85,871    (2,621)       (241)      185,322
Net income......................                          38,443                              38,443
Non-employee directors'
  compensation..................                 198                                             198
Translation adjustment..........                                                  (657)         (657)
Dividends paid..................                          (6,792)                             (6,792)
Treasury stock purchased........                                    (4,173)                   (4,173)
Issuance of shares under benefit
  plans, including tax
  benefit.......................                             (57)    1,965                     1,908
Sale of common stock............     34       86,958                                          86,992
                                   ----     --------    --------   -------       -----      --------
Balance at December 31, 1997....   $222     $189,281    $117,465   $(4,829)      $(898)     $301,241
                                   ====     ========    ========   =======       =====      ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,              MARCH 31,
                                      --------------------------------    --------------------
                                        1995        1996        1997        1997        1998
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Operating activities
  Net income........................  $ 25,933    $ 30,047    $ 38,443    $  8,216    $ 11,169
  Items not affecting cash:
     Depreciation and
       amortization.................    13,734      15,814      21,225       5,001       6,517
     Foreign exchange loss (gain)...       333        (223)       (715)       (285)       (178)
     Deferred income taxes..........     1,552       7,841       5,108          46      (1,226)
  Changes in operating assets and
     liabilities:
     Accounts receivable............   (25,336)     11,905      (9,435)     (5,245)     (5,841)
     Inventories....................   (14,081)    (83,482)     15,520        (968)      7,073
     Accounts payable and other
       accruals.....................     7,342      34,765     (40,837)    (22,190)    (21,443)
     Other..........................    (5,833)       (851)        251         291      (2,010)
                                      --------    --------    --------    --------    --------
Net cash provided by (used in)
  operating activities..............     3,644      15,816      29,560     (15,134)     (5,939)
Investing activities
  Expenditures for property, plant
     and equipment, net.............   (31,215)    (28,129)    (34,399)     (7,875)    (16,385)
  Acquisitions of businesses........   (14,511)       (395)   (123,718)   (123,745)    (94,043)
                                      --------    --------    --------    --------    --------
Net cash used in investing
  activities........................   (45,726)    (28,524)   (158,117)   (131,620)   (110,428)
Financing activities
  Dividend payments.................    (4,474)     (5,465)     (6,792)     (1,501)     (1,986)
  Long-term borrowings..............    94,418      33,364     172,315     150,047     114,000
  Payments of long-term debt........   (46,021)    (15,591)   (114,643)     (1,400)        (66)
  Purchase of treasury stock........    (1,589)       (742)     (4,173)                   (950)
  Proceeds from exercise of stock
     options........................       235         159         708          64         111
  Sale of common stock..............                            86,992
                                      --------    --------    --------    --------    --------
Net cash provided by financing
  activities........................    42,569      11,725     134,407     147,210     111,109
Effect of exchange rate changes on
  cash..............................        19        (297)       (475)        (97)        165
                                      --------    --------    --------    --------    --------
Increase (decrease) in cash.........       506      (1,280)      5,375         359      (5,093)
Cash and cash equivalents at
  beginning of period...............     8,592       9,098       7,818       7,818      13,193
                                      --------    --------    --------    --------    --------
Cash and cash equivalents at end of
  period............................  $  9,098    $  7,818    $ 13,193    $  8,177    $  8,100
                                      ========    ========    ========    ========    ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997

                (Thousands of dollars, except per share amounts)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of OM Group, Inc. (the Company) and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures are accounted for under the equity method.

Inventories

     Inventories are principally stated at the lower of cost or market and valued using the last-in, first-out (LIFO) method.

Property, Plant and Equipment

     Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment is provided by the straight-line method over the useful lives, ranging from three to forty years, based on the various classes of assets. Long-lived assets are assessed for impairment when operating profits for the related business indicate that the carrying value may not be recoverable.

Research and Development

     Selling, general and administrative expenses include research and development costs of $3,413, $3,756 and $6,687 in 1995, 1996 and 1997, respectively, which are expensed as incurred.

Income Taxes

     Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting arising principally from different depreciation methods and inventory reserves. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are reinvested for an indefinite period of time.

Foreign Currency Translation

     The functional currency for the Company's Finnish subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars and it holds a significant intercompany note payable, denominated in U.S. dollars. Accordingly, foreign exchange gains and losses related to assets, liabilities and transactions which are denominated in other currencies (principally the Finnish Markka) are included in results of operations. The Company enters into forward contracts to partially hedge its balance sheet exposure to the Finnish Markka, and accordingly, gains or losses related to the forward contracts are included in results of operations.

     The functional currency for the Company's other subsidiaries outside of the United States is the applicable local currency. For those operations, financial statements are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded as a component of stockholders' equity.

Goodwill and Other Intangibles

     Goodwill represents principally the excess of the purchase price of businesses acquired over the fair market value of the net tangible assets acquired. Other intangibles represent principally patents, trademarks and

                                 OM GROUP, INC.

technology acquired. Goodwill and other intangible assets are being amortized on a straight-line basis over their respective useful lives (fifteen to forty years). Goodwill is assessed for impairment when operating profits for the related business indicate that the carrying value may not be recoverable.

Cash Equivalents

     For purposes of the statements of consolidated cash flows, all highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Earnings Per Share

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 in December 1997. Basic earnings per share are computed based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on the weighted average number of shares outstanding and the dilutive effect of stock options outstanding as discussed in Note H. All prior period earnings per share amounts have been restated to reflect the adoption of this statement.

Stock Options and Compensation Plans

     The Company grants stock options for a fixed number of shares to certain employees with an exercise price equal to the fair value of the shares at the date of grant and accounts for stock options using the intrinsic value method. Accordingly, compensation expense is not recognized for the stock option grants.

     Non-employee members of the Board of Directors are eligible to receive their annual retainer in the form of cash, stock options, or restricted stock. If stock options are elected, the exercise price is 75% of the fair market value and directors' cash compensation is utilized to acquire the options. Also, directors electing to receive restricted stock receive additional restricted stock equal to 5% of their applied cash compensation. Accordingly, compensation expense is recognized for stock option and restricted share grants elected by eligible directors.

Revenue Recognition

     Revenues are recognized when products are shipped to unaffiliated customers.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

     Certain amounts for prior years have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

     In June, 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. SFAS No. 130 establishes new standards for reporting comprehensive income and its components; however the adoption of SFAS No. 130 has no impact on net income or stockholders' equity. The Company adopted SFAS No. 130 in the first quarter of 1998. The Company's comprehensive income includes net income and foreign currency translation adjustments, and was $26,081, $29,842 and $37,786 for the years ended December 31, 1995, 1996 and 1997, respectively. These amounts do not differ materially from net income.

     In June, 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued. SFAS No. 131 changes the standards for reporting financial results by operating segments and related

                                 OM GROUP, INC.

products and services, geographic areas, and major customers. The Company must adopt SFAS No. 131 no later than year-end 1998; adoption of this statement is not expected to have a material impact on the Company.

Interim Financial Information

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair financial presentation have been included. Past operating results are not necessarily indicative of the results that may occur in future periods.

B.  INVENTORIES

     Current inventories consist of the following:

                                                        DECEMBER 31,        MARCH 31,
                                                    --------------------    ---------
                                                      1996        1997        1998
                                                                            (UNAUDITED)
Raw materials and supplies........................  $116,389    $110,477    $109,019
Finished goods....................................    87,980     107,989     112,000
                                                    --------    --------    --------
                                                     204,369     218,466     221,019
LIFO reserve......................................    (9,319)        735       2,579
                                                    --------    --------    --------
Total inventories.................................  $195,050    $219,201    $223,598
                                                    ========    ========    ========

     Unprocessed inventory at December 31, 1996 represented cobalt slag feedstock quantities in excess of a twelve-month supply. The cost of the cobalt obtained is based upon prevailing market prices.

C.  ACQUISITION, SALE OF COMMON STOCK, AND SUPPLEMENTAL EARNINGS PER SHARE

     On January 21, 1997, the Company acquired SCM Metal Products, Inc. (SCM), a subsidiary of U.S. Industries, Inc. SCM, which had fiscal 1996 sales of approximately $94 million, is one of the world's leading producers of metal-based specialty powders and chemicals, principally specialty powders primarily from copper, iron and stainless steel. The total consideration paid by the Company for SCM was $122 million, plus expenses, and was recorded using the purchase method of accounting. Accordingly, the Company's results of operations include the impact of SCM from the date of acquisition. The acquisition was financed through bank borrowings.

     In April, 1997, the Company sold 3,450,000 shares of common stock in a public offering. The net proceeds of $87.0 million were used to pay down a portion of the debt incurred in acquiring SCM. Had these shares been issued at the date of acquisition, net income per common share for the year ended December 31, 1997 would have been $1.81 per share.

     Pro forma net sales, net income and net income per share as if the acquisition had occurred as of January 1, 1997, would not be materially different from that reported in the Statements of Consolidated Income for the twelve months ended December 31, 1997. Had the acquisition occurred as of January 1, 1996, pro forma net sales, net income and net income per share for the year ended December 31, 1996 would have been as follows:

Net sales...................................................  $482,278
Net income..................................................  $ 29,187
Net income per common share.................................  $   1.57
Net income per common share -- assuming dilution              $   1.51

                                 OM GROUP, INC.

     The aforementioned pro forma information includes the amortization of goodwill associated with the acquisition over 40 years by the straight-line method and an interest cost on the funds borrowed to finance the acquisition.

D.  FINANCIAL INSTRUMENTS

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
Notes payable to banks......................................  $ 79,000    $110,000
Notes payable to insurance companies........................    30,000      60,000
Business acquisition debt...................................     3,447
Other.......................................................       434         553
                                                              --------    --------
                                                               112,881     170,553
Less: Current portion.......................................     3,586         219
                                                              --------    --------
Total long-term debt........................................  $109,295    $170,334
                                                              ========    ========

     At December 31, 1997, the Company had a $180 million revolving credit facility with a group of banks, with variable interest rates based upon either the agent bank's rate or LIBOR plus a .35% to .75% margin, at the Company's option. In connection with the acquisitions of Auric Corporation and Dussek Campbell Limited (see Note K), the Company's revolving credit facility was further expanded to $250 million in January, 1998, including $10 million for the issuance of letters of credit. The five year agreement, expiring in January, 2003, has variable interest rates based upon either the agent bank's rate or LIBOR plus a .40% to .80% margin. Under this credit agreement, the Company must meet certain funded debt ratios, and there are also covenants which restrict the dividend paying and borrowing capability of the Company. Annual dividends are limited to $12 million or 25% of consolidated net income, whichever is greater.

     During the three year period ended December 20, 1997, the Company had an interest rate swap agreement to convert the variable interest rates on an aggregate contract amount of $30 million to a fixed rate of 7.28% plus .35% to
 .75%. Subsequent to December 31, 1997, the Company entered into several interest rate swap agreements to convert the variable interest rates on an aggregate contract amount of $60 million to an average fixed rate of 5.65% plus .40% to
 .80% for a three year period ending February 9, 2001. The combined effective rate of the Company's bank borrowings and the related swap agreement is 6.57%. The net interest paid or received on interest rate swaps is included in interest expense. The counterparties to the interest rate swaps are international commercial banks.

     During 1995 the Company borrowed $30 million from a group of insurance companies through a private placement. The borrowings bear interest at 7.38% and are due August 30, 2005. During 1997, in order to convert to a fixed rate and extend the term on a portion of its borrowings, the Company borrowed an additional $30 million in a private placement with a group of insurance companies and used the proceeds to reduce borrowings under its revolving credit facility with its banks. Borrowings amounting to $15 million bear interest at 6.82% and are due October 24, 2007. The balance of the borrowings bear interest at 6.99% and are due October 24, 2009. Under the terms of these note purchase agreements, the Company must meet certain interest coverage and funded debt ratios. There are also covenants which restrict the dividend paying and borrowing capability of the Company.

     Aggregate annual maturities of long-term debt for the five years following December 31, 1997 are as follows: 1998 -- $219; 1999 -- $139; 2000 -- $20;
2001 -- $20 and 2002 -- $20. Interest paid was $4,454, $7,056 and $14,771 for the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1997 the carrying value of the Company's debt approximated its fair value.

                                 OM GROUP, INC.

     The Company enters into forward contracts to purchase Finnish Markka to partially hedge its balance sheet exposure to rate fluctuations between the Finnish Markka and the U.S. dollar. At December 31, 1997, the notional value of these forward contracts approximated $7,600. The fair value of the forward contracts, based on the current settlement price at December 31, 1997, approximated $300 payable, which was recorded in results of operations.

E.  INCOME TAXES

     Income before income taxes consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                       -----------------------------
                                                        1995       1996       1997
United States........................................  $ 4,654    $ 1,384    $ 7,794
Outside the United States............................   33,864     43,019     50,183
                                                       -------    -------    -------
                                                       $38,518    $44,403    $57,977
                                                       =======    =======    =======

     Income taxes are summarized as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       -----------------------------
                                                        1995       1996       1997
Current:
  United States:
     Federal.........................................  $ 2,158    $   923    $ 1,267
     State and local.................................       85        258      1,166
     Outside the United States.......................    8,790      5,334     11,993
                                                       -------    -------    -------
                                                        11,033      6,515     14,426

Deferred:
  United States......................................      949        644      1,209
  Outside the United States..........................      603      7,197      3,899
                                                       -------    -------    -------
                                                         1,552      7,841      5,108
                                                       -------    -------    -------
                                                       $12,585    $14,356    $19,534
                                                       =======    =======    =======

     Significant components of the Company's deferred income taxes are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
Current asset -- operating accruals.........................  $  4,203    $  3,372
Current liability -- inventories............................    (7,038)     (8,628)
Long-term asset -- employee benefits........................       620       2,580
Long-term liability -- accelerated depreciation.............   (18,393)    (20,555)
                                                              --------    --------
                                                              $(20,608)   $(23,231)
                                                              ========    ========

                                 OM GROUP, INC.

     A reconciliation of income taxes computed at the United States statutory rate to the effective income tax rate follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
Income taxes at the United States statutory rate............  35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit..............    .1       .4      1.3
Effective tax rate differential of earnings outside of the
  United States.............................................  (7.2)    (5.7)    (2.7)
Change in statutory tax rate outside of the United States...   1.8
Adjustment of worldwide tax liabilities.....................   2.9      2.2     (2.0)
Non-deductible goodwill.....................................    .5       .4      1.6
Other -- net................................................   (.4)               .5
                                                              ----     ----     ----
                                                              32.7%    32.3%    33.7%
                                                              ====     ====     ====

     The Company has not provided additional United States income taxes on approximately $114 million of undistributed earnings of consolidated foreign subsidiaries included in stockholders' equity. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits. It is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on such earnings.

     Income tax payments were $5,060, $14,129 and $12,551 during the years ended December 31, 1995, 1996 and 1997, respectively.

F.  RETIREMENT PLANS

     The Company sponsors several defined contribution plans covering certain employees. Company contributions are determined by the Board of Directors based upon participant compensation. The Company also sponsors a non-contributory, non-qualified supplemental executive retirement plan for certain employees, providing benefits beyond those covered in the defined contribution plans. Beginning in 1997, in connection with the acquisition of SCM, the Company maintains a 401(k) plan for certain non-union employees in the United States. Aggregate defined contribution plan expenses were $1,388, $1,727 and $2,295 in 1995, 1996 and 1997, respectively.

     In connection with the acquisition of SCM, the Company also has several non-contributory defined benefit retirement plans covering certain United States hourly and salaried employees, in order to provide uniform retirement income. The benefits for these plans are based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute annually an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974.

     The net periodic pension cost for the year ended December 31, 1997, includes the following components:

Service cost -- benefits earned during the period...........  $   513
Interest cost on projected benefit obligations..............    1,056
Actual return on plan assets................................   (1,071)
                                                              -------
          Net pension cost..................................  $   498
                                                              =======

                                 OM GROUP, INC.

     The following table sets forth the funded status of the Company's pension plans and the amounts reflected in the accompanying balance sheet at December 31, 1997:

Actuarial present value of benefit obligation:
  Vested employees..........................................  $(10,942)
  Non-vested employees......................................    (1,018)
                                                              --------
  Accumulated benefit obligation............................   (11,960)
  Additional amount related to projected salary increases...    (2,408)
                                                              --------
  Total projected benefit obligation........................   (14,368)
  Funded assets at fair value...............................    11,737
                                                              --------
  Accrued pension liability.................................  $ (2,631)
                                                              ========

     Plan assets consist primarily of equity securities and domestic governmental and corporate obligations.

     The following assumptions were used to determine the projected benefit obligation and plan assets:

Assumed discount rate.......................................  7.50%
Assumed rate of compensation increase.......................  4.50%
Expected rate of return on plan assets......................  9.00%

G.  RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides health care benefits upon retirement for certain United States employees with a specified number of years of service. The estimated cost of their benefits is actuarially determined and accrued over the employees' service periods as a level percentage of compensation for employees expected to qualify for benefits.

     The components of expense for postretirement benefits are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
Service cost -- benefits earned during this period..........   $16     $ 27     $202
Interest cost on the accumulated obligation.................    75       84      332
                                                               ---     ----     ----
          Postretirement benefit cost.......................   $91     $111     $534
                                                               ===     ====     ====

     The liability for postretirement benefit plans other than pensions at December 31 follows:

                                                              1996      1997
Accumulated postretirement benefit obligation
  Retirees..................................................  $(506)   $(1,312)
  Employees eligible to retire..............................   (253)    (1,199)
  Other active employees....................................   (268)    (3,530)
Unrecognized
  Prior service cost........................................             1,468
  Net (gain)/loss...........................................    200        (44)
                                                              -----    -------
          Postretirement benefit obligation.................  $(827)   $(4,617)
                                                              =====    =======

     The increase in annual expense during 1997 and the related accrual at December 31, 1997 reflects the impact of the acquisition of SCM.

                                 OM GROUP, INC.

     Actuarial assumptions used in the calculation of the liability for postretirement benefits other than pensions are as follows:

                                                              1995     1996    1997
Discount rate...............................................   7.75%   7.75%   7.50%
Projected health care cost trend rate.......................  10.20%   9.55%   9.50%
Ultimate trend rate.........................................   5.90%   5.90%   5.50%
Year ultimate trend rate is achieved........................   2006    2006    2006

     An increase of 1% in assumed health care cost trend rates would increase the accumulated benefit obligation as of December 31, 1997 by $1,447 and the aggregate annual service and interest cost by $109.

H.  STOCKHOLDERS' EQUITY

     In November, 1996, the Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the shareholder to purchase one one-hundredth share of Series A Participating Preferred Stock at a purchase price of $160 per share, subject to adjustment. The Rights become exercisable if certain events occurred relating to a person or group (Acquiring Person) acquiring or attempting to acquire 15% or more of the outstanding shares of common stock. In the event that the Rights become exercisable, each Right (except for Rights beneficially owned by the Acquiring Person, which become null and void) would entitle the holder to purchase for the exercise price then in effect, shares of the Company's common stock having a value of twice the exercise price. The Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $0.01 per Right. The Rights have no voting or dividend privileges and are attached to, and do not trade separately from the common stock. The Rights expire on November 14, 2006.

     The following table sets forth the computation of net income per common share and net income per common share -- assuming dilution:

                                                                     THREE MONTHS
                                                                         ENDED
                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                ---------------------------   ---------------------------
                                 1995      1996      1997         1997           1998
                                                                      (UNAUDITED)
Net income....................  $25,933   $30,047   $38,443     $ 8,216        $11,169
Weighted average number of
  shares outstanding..........   18,637    18,624    20,929      18,627         22,064
Dilutive effect of stock
  options.....................      500       642       725         700            756
                                -------   -------   -------     -------        -------
Weighted average number of
  shares
  outstanding -- assuming
  dilution....................   19,137    19,266    21,654      19,327         22,820
                                =======   =======   =======     =======        =======
Net income per common share...  $  1.39   $  1.61   $  1.84     $   .44        $   .51
Net income per common share --
  assuming dilution...........  $  1.36   $  1.56   $  1.78     $   .43        $   .49

     The Company's Long-Term Incentive Compensation Plan has authorized the grant of options to management personnel for up to 1,523,438 shares of the Company's common stock. All options granted have 10 year terms and vest and become fully exercisable at the end of the next fiscal year following the year of grant.

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was

                                 OM GROUP, INC.

estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions:

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            1995      1996      1997
Risk-free interest rate...................................  6.5%      6.5%      6.0%
Dividend yield............................................  1.2%      1.2%      1.2%
Volatility factor of Company common stock.................  .20       .20       .19
Weighted-average expected option life (years).............    5         5         5

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                        1995       1996       1997
Net income...........................................  $25,782    $28,874    $36,764
Net income per common share..........................  $  1.38    $  1.55    $  1.76
Net income per common share -- assuming dilution.....  $  1.35    $  1.50    $  1.70

     A summary of the Company's stock option activity and related information follows:

                                            1995                    1996                    1997
                                    --------------------    --------------------    --------------------
                                                Weighted                Weighted                Weighted
                                                Average                 Average                 Average
                                                Exercise                Exercise                Exercise
                                     Options     Price       Options     Price       Options     Price
Outstanding at January 1..........    900,101    $ 7.65     1,061,656    $ 9.94     1,243,079    $12.55
  Granted.........................    208,055     18.72       202,860     25.96       239,603     39.94
  Exercised.......................    (46,500)     5.04       (17,355)     9.19      (114,909)     6.15
  Forfeited.......................                             (4,082)    12.25
                                    ---------    ------     ---------    ------     ---------    ------
Outstanding at December 31........  1,061,656    $ 9.94     1,243,079    $12.55     1,367,773    $17.89
Exercisable at end of year........    878,168               1,055,579               1,138,773
Weighted-average fair value of
  options granted during the
  year............................               $ 5.46                  $ 7.37                  $10.28

     The weighted-average remaining contractual life of these options outstanding is 7.0 years.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

                                                            OUTSTANDING                    EXERCISABLE
                                                 ----------------------------------    --------------------
                                                              Weighted
                                                               Average     Weighted                Weighted
                                                              Remaining    Average                 Average
                                                  Number     Contractual   Exercise     Number     Exercise
                                                 of Shares      Life        Price      of Shares    Price
Range of exercise prices:
  $ 5.04 - $13.00..............................   748,824        5.4        $ 8.20      748,824     $ 8.20
  $17.31 - $39.94..............................   618,949        9.1        $29.61      389,949     $23.54

I.  COMMITMENTS AND CONTINGENCIES

     In June, 1997, the Company signed contracts as a partner to build a smelter in Lubumbashi, Democratic Republic of Congo. The Company's approximately $40 million share of the $80 million project will be funded over the two year construction period through cash generated by operations and the Company's credit facilities.

                                 OM GROUP, INC.

     The Company has also entered into a supply agreement with La Generale des Carriers et des Mines to purchase all of the concentrate produced by the Luiswishi mine in Shaba, Democratic Republic of Congo through 1999. Annual production from this facility is estimated to contain approximately 4,000 metric tons of cobalt and 8,000 metric tons of copper. The cost of the cobalt and copper obtained will be based upon the prevailing market price as material is processed.

     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in the jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, management believes that the ultimate aggregate cost to the Company of environmental remediation, as well as other legal proceedings arising out of operations in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

J.  BUSINESS AND GEOGRAPHIC INFORMATION

     The Company and its operating subsidiaries manufacture and sell metal carboxylates, salts, and powders that are primarily derived from cobalt, copper and nickel. Metal carboxylates are essential components in numerous complex chemical and industrial processes, and are used in many end markets, such as coatings, custom catalysts, liquid detergents, lubricants and fuel additives, plastic stabilizers, polyester promoters and adhesion promoters for rubber tires. Metal salts are used in a wide variety of end products, including catalysts, colorants, rechargeable batteries, petroleum additives, magnetic media and metal finishing agents. High specification metal powders have several important characteristics that make them essential components in cemented carbides for mining and machine tools, diamond tools used in construction, rechargeable batteries, and alloyed materials for automotive, electronics, transportation and catalyst applications. The Company operates in a single business segment serving numerous customers and industries.

                                 OM GROUP, INC.

     The Company's operations are located principally in the United States and Finland. Financial information by geographic area is summarized as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1995        1996        1997
Net sales:
  United States...................................  $149,114    $160,507    $274,200
  Finland.........................................   202,114     219,754     207,122
  Other...........................................     9,731       7,738       5,974
                                                    --------    --------    --------
                                                    $360,959    $387,999    $487,296
                                                    ========    ========    ========

Operating profit:
  United States...................................  $ 12,108    $ 13,781    $ 29,162
  Finland.........................................    37,227      44,063      48,623
  Other...........................................       504         304         901
  Corporate administrative expense................    (5,870)     (6,727)     (8,114)
                                                    --------    --------    --------
                                                      43,969      51,421      70,572
Other expense.....................................    (5,451)     (7,018)    (12,595)
                                                    --------    --------    --------
Income before income taxes........................  $ 38,518    $ 44,403    $ 57,977
                                                    ========    ========    ========

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1996        1997
Identifiable assets:
  United States............................................    $163,252    $355,478
  Finland..................................................     273,590     240,551
  Other....................................................       6,614       5,034
                                                               --------    --------
                                                               $443,456    $601,063
                                                               ========    ========

K.  SUBSEQUENT EVENTS

     On January 30, 1998, the Company acquired Auric Corporation (Fidelity). Fidelity, with annual sales in fiscal 1997 of approximately $48 million, is a leading producer of electroless nickel, electroplating chemicals and metal concentrates. The total consideration paid by the Company for Fidelity was $80 million, plus expenses.

     On February 3, 1998, the Company acquired Dussek Campbell Limited (Dussek). Dussek, with annual sales in fiscal 1997 of approximately $12 million, excluding product lines not acquired, is a manufacturer of metal carboxylates. The total consideration paid by the Company for Dussek was approximately $13 million, plus expenses.

     These acquisitions, which were financed entirely through bank borrowings, are not reflected in the accompanying financial statements as of December 31, 1997 and will be accounted for by the purchase method of accounting.

                                 OM GROUP, INC.

L.  QUARTERLY DATA (UNAUDITED)

                                                                   QUARTER ENDED
                                        -------------------------------------------------------------------
                                           MARCH 31         JUNE 30         SEPTEMBER 30      DECEMBER 31
1996
Net sales.............................        $102,853         $101,485            $89,071          $94,590
Gross profit..........................          20,211           21,030             20,905           21,828
Income from operations................          12,258           13,084             13,036           13,043
Net income............................           7,151            7,583              7,670            7,643
Net income per common share...........            $.38             $.41               $.41             $.41
Net income per common
  share -- assuming dilution..........            $.37             $.39               $.40             $.40
Market price: high-low................ 25 1/8 - 21 5/8      28 - 24 1/2    27 3/8 - 22 3/4  28 3/4 - 25 3/8
Dividends paid per share..............            $.07             $.07               $.07             $.07

1997
Net sales.............................        $110,055         $124,334           $126,317         $126,590
Gross profit..........................          26,578           29,483             29,949           31,353
Income from operations................          15,696           17,869             18,320           18,687
Net income............................           8,216            9,579             10,215           10,433
Net income per common share...........            $.44             $.46               $.46             $.48
Net income per common
  share -- assuming dilution..........            $.43             $.44               $.45             $.46
Market price: high-low................ 31 3/8 - 26 1/4  33 1/4 - 25 3/4 39 15/16 - 33 3/16 41 1/4 - 35 1/16
Dividends paid per share..............            $.08             $.08               $.08             $.08

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
Available Information...............        3
Incorporation by Reference..........        3
Prospectus Summary..................        4
Risk Factors........................        8
Forward-Looking Information.........        9
Use of Proceeds.....................       11
Price Range of Common Stock
  and Dividends.....................       11
Capitalization......................       12
Selected Financial Data.............       13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................       14
Business............................       18
Management..........................       26
Security Ownership of Directors and
  Officers..........................       27
Underwriting........................       28
Legal Matters.......................       29
Experts.............................       29
Index to Financial Statements.......      F-1


======================================================

======================================================

                     1,750,000 SHARES

                      [OM GROUP LOGO]
                       OM GROUP, INC.

                       COMMON STOCK

                 ------------------------
                        PROSPECTUS
                 ------------------------

              DONALDSON, LUFKIN & JENRETTE
                 SECURITIES  CORPORATION
                   MERRILL LYNCH & CO.


         FIRST ANALYSIS SECURITIES CORPORATION

                                            , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses expected to be incurred by the Registrant in connection with the Offering described in this Registration Statement. All amounts, except the SEC registration fees, are estimated.


SEC registration fee........................................  $ 24,712
NASD filing fee.............................................     8,877
Printing, engraving and postage fees........................    80,000
Legal fees and expenses.....................................    75,000
Accounting fees and expenses................................    50,000
Blue sky fees and expenses..................................     5,000
NYSE listing fee............................................         *
Transfer agent fees.........................................     1,000
Miscellaneous...............................................         *
                                                              --------
     Total..................................................  $300,000
                                                              ========


* To be determined.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

     The Company's Amended and Restated By-Laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

     The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they may not be indemnified by the Company.

ITEM 16. EXHIBITS

     Exhibits identified in parentheses below are on file with the SEC and are incorporated herein by reference to such previous filings.

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
   1.1**   Underwriting Agreement.
  (3.1)    Amended and Restated Certificate of Incorporation (filed as
           Exhibit 3.1 to the Company's Registration Statement on Form
           S-1 (No. 33-60444) which became effective on October 12,
           1993 (the "S-1")).
  (3.2)    Amended and Restated By-Laws (filed as Exhibit 3.2 to the
           S-1).
  (4.1)    Specimen of certificate representing Common Stock (filed as
           Exhibit 4 to the S-1).
  (4.2)    Shareholders' Rights Agreement (filed as Exhibit 1 to the
           Company's Current report on Form 8-K filed on December 5,
           1996)
   5.1**   Opinion of Squire, Sanders & Dempsey L.L.P. with respect to legality of the Common Stock.
  15.1*    Letter re: unaudited interim financial information.
  23.1*    Consent of Ernst & Young LLP
  23.2**   Consent of Squire, Sanders & Dempsey L.L.P. (included in the opinion filed as Exhibit 5.1).
  24.1*    Power of Attorney.

---------------

  * filed herewith

 ** to be filed by amendment

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 12th day of June, 1998.


                                          OM GROUP, INC.

                                          By: /s/ James P. Mooney
                                            ------------------------------------
                                            James P. Mooney, Chairman and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 12th day of June, 1998.


                   SIGNATURE                                              TITLE

/s/ James P. Mooney                                 Chairman and Chief Executive Officer
------------------------------------------------    (Principal Executive Officer)
James P. Mooney

/s/ Markku Toivanen*                                Director
------------------------------------------------
Markku Toivanen

/s/ Eugene Bak*                                     Director
------------------------------------------------
Eugene Bak

/s/ Lee R. Brodeur*                                 Director
------------------------------------------------
Lee R. Brodeur

/s/ Thomas R. Miklich*                              Director
------------------------------------------------
Thomas R. Miklich

/s/ John E. Mooney*                                 Director
------------------------------------------------
John E. Mooney

/s/ Frank Butler*                                   Director
------------------------------------------------
Frank Butler

/s/ James M. Materna                                Chief Financial Officer (Principal Financial and
------------------------------------------------    Accounting Officer)
James M. Materna

/s/ James P. Mooney
------------------------------------------------
James P. Mooney
Attorney-In-Fact

------------------------------

* James P. Mooney, by signing his name hereto, signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

                                                                         PAGINATION
                                                                             BY
                                                                         SEQUENTIAL
EXHIBIT                                                                  NUMBERING
NUMBER                        DESCRIPTION OF EXHIBIT                       SYSTEM
   1.1**   Underwriting Agreement.
   3.1     Amended and Restated Certificate of Incorporation (filed as
           Exhibit 3.1 to the Company's Registration Statement on Form
           S-1 (No. 33-60444) which became effective on October 12,
           1993 (the "S-1")).
   3.2     Amended and Restated By-Laws (filed as Exhibit 3.2 to the
           S-1).
   4.1     Specimen of certificate representing Common Stock (filed as
           Exhibit 4 to the S-1).
   4.2     Shareholders' Rights Agreement (filed as Exhibit 1 to the
           Company's Current report on Form 8-K filed on December 5,
           1996)
   5.1**   Opinion of Squire, Sanders & Dempsey L.L.P. with respect to legality of the Common Stock.
  15.1*    Letter re: unaudited interim financial information.
  23.1*    Consent of Ernst & Young LLP
  23.2**   Consent of Squire, Sanders & Dempsey L.L.P. (included in the opinion filed as Exhibit 5.1).
  24.1*    Power of Attorney.

---------------

 * Filed herewith.
** To be filed by amendment.